Exhibit 99.3
ARTICLES OF ASSOCIATION
of
Royal Dutch Shell plc
(Articles adopted on 17 May 2005
as amended by written resolution on 18 July 2005
taking effect from 27 July 2005)
1.	Exclusion of Table A

The regulations in Table A of The Companies (Tables A to F) Regulations 1985 and any similar regulations in any other legislation relating to companies do not apply to the company.

2.	Definitions

(A)	The following table gives the meaning of certain words and expressions as they are used in these articles. However, the meaning given in the table does not apply if it is not consistent with the context in which a word or expression appears. At the end of these articles there is a Glossary which explains various words and expressions which appear in the text. The Glossary also explains some of the words and expressions used in the memorandum. The Glossary is not part of the memorandum or articles and does not affect their meaning.

“address”	in relation to electronic communications, includes any number or address used for the purposes of such communications;

“affiliate”	means any undertaking within the meaning of section 259 of the Companies Act, which is not an associated company of the company, and (i) in which the company or any of its associated companies holds any shares (within the meaning of section 259 of the Companies Act); and (ii) of which a director or employee of the company or of any of its associated companies is a director (or holds an equivalent office) and in such capacity is a nominee of the company or any of its associated companies;

“alternate director”	has the meaning given in article 99;

“these articles”	means these articles of association, including any changes made to them, and the expression “this article” refers to a particular article in these articles of association;

“amount” (of a share)	this refers to the nominal amount of the share;

“associated company”	has the meaning given in the Companies Act;

“auditors”	means the auditor of the company and, where two or more persons are appointed to act jointly, any one of them;

“A shares”	means the A ordinary shares of €0.07 each in the capital of the company;

“B shares”	means the B ordinary shares of €0.07 each in the capital of the company;

“certificated share”	means a share which is not a CREST share and is normally held in certificated form;

“chairman”	means the chairman of the board of directors;

“clear days”	in relation to the period of a notice means that period excluding the day when the notice is served or deemed to be served and the day for which it is given or on which it is to take effect;

“Companies Act”	means the Companies Act 1985;

“CREST”	means the electronic settlement system for securities traded on a recognised investment exchange and owned by CRESTCo Limited, or any similar system;

“CREST share”	means a share which is noted on the register as being held through CREST in uncertificated form;

“deputy chairman”	has the meaning given in article 117;

“directors”	means the executive and non-executive directors of the company who make up its board of directors (and “director” means any one of them) or the directors present at a meeting of the directors at which a quorum is present;

“dividend access trustee”	means the trustee of any trust established for the purpose of receiving, on behalf of holders of B shares, amounts paid by way of dividend to such trust by a subsidiary of the company;

“electronic signature”	means anything in electronic form which the directors require to be included with an electronic communication to establish the authenticity or integrity of the communication;

“Euroclear Nederland”	means the Dutch depositary and settlement institute defined as the “Central Institute” under the provisions of the Securities Giro Act (“Nederlands Centraal Instituut voor Giraal Effectenverkeer B.V.”), or such other central institute in The Netherlands from time to time;

“euro deferred shares”	means the non-voting euro deferred shares of €0.07 each in the capital of the company;

“headquarters”	means the headquarters of the company established in accordance with article 87;

“holder”	in relation to any shares means the person whose name is entered in the register as the holder of those shares;

“legislation”	means every statute (and any orders, regulations or other subordinate legislation made under it) applying to the company;

“Listing Rules”	means the rules which are made from time to time by the relevant competent authority for the purposes of the regulation of the listing of the company’s securities on the official list;

“market value”	means, in relation to a listed security, the middle market quotation for that security as derived from the Daily Official List of the London Stock Exchange plc or any other publication of a recognised investment exchange showing quotations for listed securities as agreed with the UK Listing Authority for the relevant date, or such other value as the directors may decide;

“office”	means the company’s registered office;

“official list”	means the official list of the Financial Services Authority acting in its capacity as the UK Listing Authority;

“ordinary shareholder”	means a holder of ordinary shares;

“ordinary shares”	means the A shares and the B shares;

“paid up”	means paid up or treated (credited) as paid up;

“pay”	includes any kind of reward or payment for services;

“personal representative”	means a personal representative under English law or a person in any jurisdiction outside England who proves to the satisfaction of the company that he holds a position equivalent to that of a personal representative in that other jurisdiction;

“principal meeting place” “register”	has the meaning given in article 55(B);

means the company’s register of shareholders and, at any time when the company has shares in issue which are CREST shares, means the Operator register of members (maintained by CREST) and the issuer register of members (maintained by the company);

“seal”	means any common or official seal that the company may be permitted to have under the legislation;

“secretary”	means the secretary, or (if there are joint secretaries) any one of the joint secretaries, of the company and includes an assistant or deputy secretary and any person appointed by the directors to perform any of the duties of the secretary;

“Securities Giro Act”	means the Dutch Securities Giro Act (“Wet giraal effectenverkeer”);

“shareholder”	means a holder of the company’s shares;

“sterling deferred shares”	means the non-voting sterling deferred shares of £1 each in the capital of the company having the rights set out in article 6;

“Uncertificated Securities Regulations”	means The Uncertificated Securities Regulations 2001;

“United Kingdom”	means Great Britain and Northern Ireland; and

“working day”	means a day (other than a Saturday, Sunday or public holiday) when banks are open for business in the City of London (other than for trading and settlement solely in euro) and in The Hague.
(B)	References in these articles to a document being “signed” or to “signature” include references to it being executed under hand or under seal or by any other method and, in the case of an electronic communication, such references are to it bearing an electronic signature.
(C)	References in these articles to “writing” and to any form of “written” communication include references to any method of representing or reproducing words in a legible and non-transitory form including by way of electronic communications where specifically provided in a particular article or where permitted by the directors in their absolute discretion.
(D)	Any words or expressions defined in the legislation in force when these articles or any part of these articles are adopted will (if not inconsistent with the subject or context in which they appear) have the same meaning in these articles or that part save the word “company” includes any body corporate.
(E)	References to a meeting will not be taken as requiring more than one person to be present if any quorum requirement can be satisfied by one person.
(F)	Headings in these articles are only included for convenience. They do not affect the meaning of these articles.
(G)	Where these articles refer to a person who is entitled to a share by law, this means a person who has been noted in the register as being entitled to a share as a result of the death or bankruptcy of a shareholder or some other event which gives rise to the transmission of the share by operation of law.
(H)	A reference to any statute or statutory provision shall be construed as a reference to the same as it may have been, or may from time to time be, amended, modified or re-enacted.
(I)	Use of any gender includes the other genders.
3.	Form of Resolution
(A)	Where anything can be done by passing an ordinary resolution, this can also be done by passing a special resolution or an extraordinary resolution. Where anything can be done by passing an extraordinary resolution, this can also be done by passing a special resolution.

(B)	Subject to the legislation, a resolution in writing signed by or on behalf of each shareholder who would have been entitled to vote on it at a general meeting will be as effective as a resolution passed at a general meeting which is properly called and held. The resolution can be passed using several copies of the resolution if each copy is signed by or on behalf of one or more shareholders. In this paragraph references to “in writing” include the use of electronic communications subject to any terms and conditions decided on by the directors.
4.	Rights of the A Shares and the B Shares

The A shares and the B shares will be separate classes of shares but will rank pari passu in all respects except as set out in these articles.
5.	Dividend Access Arrangements relating to the B Shares
(A)	Where any amount paid by way of dividend by a subsidiary of the company is received by the dividend access trustee on behalf of any holder of B shares and paid by the dividend access trustee to such holder of B shares, the entitlement of such holder of B shares to be paid any dividend declared pursuant to these articles will be reduced by the corresponding amount that has been paid by the dividend access trustee to such holder of B shares.
(B)	Without altering the continuing effect of article 5(A), if a dividend is declared pursuant to these articles and the entitlement of any holder of B shares to be paid its pro rata share of such dividend is not fully extinguished on the relevant payment date by virtue of a payment made by the dividend access trustee, the company has a full and unconditional obligation to make payment in respect of the outstanding part of such dividend entitlement immediately.
(C)	Where amounts are paid by the dividend access trustee in one currency and a dividend is declared by the company in another currency, the amounts so paid by the dividend access trustee will, for the purposes of the comparison required by articles 5(A) and 5(B) above, be converted into the currency in which the company has declared the dividend at such rate as the directors shall consider appropriate.
(D)	For the purposes of articles 5(A) and 5(B), the amount that the dividend access trustee has paid to any holder of B shares in respect of any particular dividend paid by a subsidiary of the company (a “specified dividend”) will be deemed to include:
(i)	any amount that the dividend access trustee may be compelled by law to withhold;

(ii)	a pro rata share of any tax that the company paying the specified dividend is obliged to withhold or to deduct from the same; and

(iii)	a pro rata share of any tax that is payable by the dividend access trustee in respect of the specified dividend.
(E)	The arrangements outlined in articles 5(A) to (D) above are terminable by the board of directors of the company at any time and upon any such termination occurring, the B shares will form one uniform class with the A shares ranking pari passu in all respects and the A shares and the B shares will thereafter be known as ordinary shares without further distinction.

(F)	For the purposes of this article 5, the dividend access trustee is to be treated as having paid an amount to a holder of B shares if a cheque, warrant or similar financial instrument in respect of that amount is properly despatched to that holder of B shares or if a payment is made through CREST, bank transfer or other electronic means.

6.	Rights of the Sterling Deferred Shares

The sterling deferred shares have the following rights and restrictions:
(A)	on a distribution of assets of the company among its shareholders on a winding up, the holders of the sterling deferred shares will be entitled (such entitlement ranking after the rights of holders of euro deferred shares and in priority to the rights of holders of ordinary shares) to receive an amount equal to the aggregate of the capital paid up or credited as paid up on each sterling deferred share;
(B)	save as provided in article 6(A), the holders of the sterling deferred shares will not be entitled to any participation in the profits or assets of the company;
(C)	the holders of sterling deferred shares will not be entitled to receive notice of or to attend and/or speak or vote (whether on a show of hands or on a poll) at general meetings of the company;
(D)	the written consent of the holders of three-quarters in nominal value of the issued sterling deferred shares or the sanction of an extraordinary resolution passed at a separate general meeting of the holders of the sterling deferred shares is required if the special rights and privileges attaching to the sterling deferred shares are to be abrogated, or adversely varied or otherwise directly adversely affected in any way. The creation, allotment or issue of shares or securities which rank in priority to or equally with the sterling deferred shares (or of any right to call for the allotment or issue of such shares or securities) is for these purposes deemed not to be an abrogation or variation or to have an effect on the rights and privileges attaching to sterling deferred shares;
(E)	all provisions of the articles relating to general meetings of the company will apply, with necessary modifications, to every general meeting of the holders of the sterling deferred shares;
(F)	subject to the Companies Act, the company will have the right at any time to redeem any such sterling deferred share (provided that it is credited as fully paid) at a price not exceeding £1 for all the sterling deferred shares redeemed at any one time (to be paid on such date as the board shall select as the date of redemption to such one of the holders (if more than one) as may be selected by lot) without the requirement to give notice to the holder(s) of the sterling deferred shares;
(G)	if any holder of a sterling deferred share to be redeemed fails or refuses to surrender the share certificate(s) or indemnity for such sterling deferred share or if the holder selected by lot to receive the redemption monies fails or refuses to accept the redemption monies payable in respect of it:
(i)	such sterling deferred share will, notwithstanding the foregoing, be redeemed and cancelled by the company; and

(ii)	in the event of a failure or refusal to accept the redemption monies, the company will retain such money and hold it on trust for the selected holder without interest, and the company will have no further obligation whatsoever to the holder of such sterling deferred share;
(H)	no sterling deferred share will be redeemed otherwise than out of distributable profits or the proceeds of a fresh issue of shares made for the purposes of the redemption or out of capital to the extent permitted by the Companies Act; and
(I)	no sterling deferred share redeemed by the company will be capable of re-issue and on redemption of any sterling deferred share the directors may convert the authorised share capital created as a consequence of such redemption into shares of any other class of share capital into which the authorised share capital of the company is or may at that time be divided of a like nominal amount (as nearly as may be) as the shares of such class then in issue or into unclassified shares of the same.
7.	Rights of the Euro Deferred Shares

The euro deferred shares have the following rights and restrictions:
(A)	on a distribution of assets of the company among its shareholders on a winding up, the holders of the euro deferred shares will be entitled (such entitlement ranking in priority to the rights of holders of ordinary shares and sterling deferred shares) to receive an amount equal to the aggregate of the capital paid up or credited as paid up on each euro deferred share;
(B)	the holders of euro deferred shares will be entitled (such entitlement ranking in priority to the rights of ordinary shares and sterling deferred shares) in each financial year of the company to receive out of the profits of the company available for distribution and resolved under the articles to be distributed, a non-cumulative preferential cash dividend of one per cent. of the nominal value of their euro deferred shares, provided that the company has first declared and paid dividends on its ordinary shares in excess of €7 billion in that financial year;
(C)	save as provided in articles 7(A) and 7(B) above, the holders of the euro deferred shares will not be entitled to any participation in the profits or assets of the company;
(D)	the holders of euro deferred shares will not be entitled to receive notice of or to attend and/or speak or vote (whether on a show of hands or on a poll) at general meetings of the company or at any meeting of any class of shareholders of the company;

(E)	subject to the Companies Act, the company will have the right at any time to redeem all or any of the euro deferred shares (provided such euro deferred shares are credited as fully paid) at a price not exceeding €0.01 for all the euro deferred shares redeemed at any one time (to be paid on such date as the board shall select as the date of redemption to such one of the holders (if more than one) as may be selected by lot or to such person as the selected holder may direct) without the requirement to give notice to the holder(s) of the euro deferred shares;
(F)	if any holder of a euro deferred share to be redeemed fails or refuses to surrender the share certificate(s) or indemnity for such euro deferred share or if the holder selected by lot to receive the redemption monies fails or refuses to accept the redemption monies payable in respect of it:
(i)	such euro deferred share will, notwithstanding the foregoing, be redeemed and cancelled by the company; and

(ii)	in the event of a failure or refusal to accept the redemption monies, the company will retain such money and hold it on trust for the selected holder without interest, and the company will have no further obligation whatsoever to the holder of such euro deferred share.
(G)	no euro deferred share will be redeemed otherwise than out of distributable profits or the proceeds of a fresh issue of shares made for the purposes of the redemption or out of capital to the extent permitted by the Companies Act; and
(H)	no euro deferred share redeemed by the company will be capable of re-issue and on redemption of any euro deferred share the directors may convert the authorised share capital created as a consequence of such redemption into shares of any other class of share capital into which the authorised share capital of the company is or may at that time be divided of a like nominal amount (as nearly as may be) as the shares of such class then in issue or into unclassified shares of the same.

8.	Rights Attached to Shares

Subject to the legislation, the company can issue shares with any rights or restrictions attached to them as long as this is not restricted by any rights attached to existing shares. These rights or restrictions can be decided either by an ordinary resolution passed by the shareholders or by the directors as long as there is no conflict with any resolution passed by the shareholders. Any sterling ordinary shares of £1 each will rank pari passu in all respects with the A shares.

9.	Redeemable Shares

Subject to the legislation and to any rights attached to existing shares, the company can issue shares which can be redeemed. This can include shares which can be redeemed if the holders want to do so, as well as shares which the company can insist on redeeming.

10.	Purchase of Own Shares

Subject to the legislation and any rights attached to existing shares, the company can purchase or contract to purchase any of its shares (including redeemable shares). The directors are not required to select the shares to purchase in any particular manner.

11.	Variation of Rights
(A)	Subject to article 11(B), if the legislation allows this, the rights attached to any class of shares can be changed if this is approved either in writing by shareholders holding at least three quarters of the issued shares of that class by amount (excluding any shares of that class held as treasury shares) or by an extraordinary resolution passed at a separate meeting of the holders of the relevant class of shares. This is called a “class meeting”.
(B)	Notwithstanding article 11(A), the rights (including the redemption rights) attached to the euro deferred shares can be changed if this is approved either in writing by shareholders holding at least three-quarters of the issued sterling deferred shares by amount (excluding any sterling deferred shares held as treasury shares) or by an extraordinary resolution passed at a class meeting of the holders of sterling deferred shares and, for the avoidance of doubt, any change to the rights attached to the euro deferred shares so approved shall not require the approval of the holders of the euro deferred shares.
(C)	All the articles relating to general meetings will apply to any class meeting, with any necessary changes. The following changes will also apply:
(i)	a quorum will be present if at least one shareholder who is entitled to vote is present in person or by proxy who owns at least one-third in amount of the issued shares of the relevant class (excluding any shares of that class held as treasury shares);

(ii)	any shareholder who is present in person or by proxy and entitled to vote can demand a poll;

(iii)	on a poll every shareholder who is present in person or by proxy and entitled to vote is entitled to one vote for every share he has of the class (but this is subject to any special rights or restrictions which are attached to any class of shares); and

(iv)	at an adjourned meeting, one person entitled to vote and who holds shares of the class, or his proxy, will be a quorum.
(D)	The provisions of this article 11 will apply to any change of rights of shares forming part of a class. Each part of the class which is being treated differently is treated as a separate class in applying this article.

12.	Pari Passu Issues

If new shares are created or issued which rank equally with any other existing shares, the rights of the existing shares will not be regarded as changed or abrogated unless the terms of the existing shares expressly say otherwise.
13.	Unissued Shares

The directors can decide how to deal with any shares which have not been issued. They can, for instance, offer the shares for sale, grant options to acquire them, allot them or dispose of the shares in any other way. The directors are free to decide who they deal with, when they deal with the shares and the terms on which they deal with the shares. However, in making their decision they must take account of:
(i)	the provisions of the legislation relating to authority, pre-emption rights and other matters;

(ii)	the provisions of these articles;

(iii)	any resolution passed by the shareholders; and

(iv)	any rights attached to existing shares.
14.	Payment of Commission

In connection with any share issue, the company can use all the powers given by the legislation to pay commission or brokerage. Subject to the legislation, the company can pay the commission in cash or by allotting shares or by a combination of both.

15.	Trusts Not Recognised

The company will only be affected by, or recognise, a current and absolute right to whole shares. The fact that any share, or any part of a share, may not be owned outright by the registered owner (for example, where a share is held by one person as a nominee or otherwise as a trustee for another person) is not of any concern to the company. This applies even if the company knows about the ownership of the share. The only exceptions to this are where the rights of the kind described are expressly given by these articles or are of a kind which the company has a legal duty to recognise.

16.	Suspension of Rights Where Non-Disclosure of Interest
(A)	The company can under the Companies Act send out notices to those it knows or has reasonable cause to believe have an interest in its shares. In the notice, the company will ask for details of those who have an interest and the extent of their interest in a particular holding of shares. In these articles this notice is referred to as a “statutory notice” and the holding of shares is referred to as the “identified shares”.
(B)	When a person receives a statutory notice, he has 14 days to comply with it. If he does not do so or if he makes a statement in response to the notice which is false or inadequate in some important way, the company can decide to restrict the rights relating to the identified shares and send out a further notice to the holder, known as a restriction notice. The restriction notice will take effect when it is delivered. The restriction notice will state that the identified shares no longer give the shareholder any right to attend or vote either personally or by proxy at a shareholders’ meeting or to exercise any other right in relation to shareholders’ meetings.

(C)	Where the identified shares make up 0.25 per cent. or more (in amount or in number) of the existing shares of a class (calculated exclusive of any shares of that class held as treasury shares) at the date of delivery of the restriction notice, the restriction notice can also contain the following further restrictions:
(i)	the directors can withhold any dividend or part of a dividend (including scrip dividend) or other money which would otherwise be payable in respect of the identified shares without any liability to pay interest when such money is finally paid to the shareholder; and

(ii)	the directors can refuse to register a transfer of any of the identified shares which are certificated shares unless the directors are satisfied that they have been sold outright to an independent third party. The independent third party must not be connected with the shareholder or with any person appearing to be interested in the shares. Any sale through a recognised investment exchange or any other stock exchange outside the United Kingdom or by way of acceptance of a takeover offer will be treated as an outright sale to an independent third party. For this purpose, any associate (as that term is defined in section 435 of the Insolvency Act 1986) is included in the class of persons who are connected with the shareholder or any person appearing to be interested in the shares.
(D)	Once a restriction notice has been given, the directors are free to cancel it or exclude any shares from it at any time they think fit. In addition, they must cancel the restriction notice within seven days of being satisfied that all information requested in the statutory notice has been given. Also, where any of the identified shares are sold and the directors are satisfied that they were sold outright to an independent third party, they must cancel the restriction notice within seven days of receipt of notification of the sale.
(E)	The restriction notice will apply to any further shares issued in right of the identified shares. The directors can also make the restrictions in the restriction notice apply to any right to an allotment of further shares associated with the identified shares.
(F)	If a shareholder receives a restriction notice, he can ask the company for a written explanation of why the notice was given, or why it has not been cancelled. The company must respond within 14 days of receiving the request.
(G)	If the company gives a statutory notice to a person it has reasonable cause to believe has an interest in any of its shares, it will also give a copy at the same time to the person who holds the shares. If the company does not do so or the holder does not receive the copy, this will not invalidate the statutory notice.

(H)	This article does not restrict in any way the provisions of the Companies Act which apply to failures to comply with notices under section 212 of the Companies Act.
17.	Uncertificated Shares
(A)	Under the Uncertificated Securities Regulations, the directors can allow the ownership of shares to be evidenced without share certificates and for these shares to be transferred through CREST. The directors can select and make arrangements for any class of shares to participate in CREST in this way, provided that the shares of the class are identical in all respects.

As long as the directors comply with the Uncertificated Securities Regulations and the rules of CREST, they can also withdraw a class of shares from being transferred through CREST and from allowing ownership of them to be evidenced without share certificates.

CREST shares do not form a class of shares separate from certificated shares with the same rights.
(B)	If the company has any shares in issue which are CREST shares, these articles apply to those shares, but only as far as they are consistent with:
(i)	holding shares in an uncertificated form;

(ii)	transferring shares through CREST; or

(iii)	any provision of the Uncertificated Securities Regulations,
and, without affecting the general nature of this article, no provision of these articles applies so far as it is inconsistent with the maintenance, keeping or entering up by the Operator, so long as that is permitted or required by the Uncertificated Securities Regulations, of an Operator register of securities in respect of CREST shares.
(C)	CREST shares can be changed to become certificated shares and certificated shares can be changed to become CREST shares, provided the requirements of the Uncertificated Securities Regulations and the rules of CREST are met.
(D)	Unless the Uncertificated Securities Regulations or the rules of CREST otherwise require or the directors otherwise determine, shares which are issued or created from or in respect of CREST shares will be CREST shares and shares which are issued or created from or in respect of certificated shares will be certificated shares.
(E)	The company can assume that entries on any record of securities kept by it as required by the Uncertificated Securities Regulations and regularly reconciled with the relevant Operator register of securities are a complete and accurate reproduction of the particulars entered in the Operator register of securities and therefore will not be liable in respect of anything done or not done by or on its behalf in reliance on such assumption; in particular, any provision of these articles which requires or envisages action to be taken in reliance on information contained in the register will be taken to allow that action to be taken in reliance on information contained in any relevant record of securities (as so maintained and reconciled).
18.	Right to Share Certificates
(A)	When a shareholder is first registered as the holder of any class of certificated shares, he is entitled, free of charge, to one certificate for all of the certificated shares of that class which he holds. If a shareholder holds certificated shares of more than one class, he is entitled to a separate share certificate for each class. This does not apply if the legislation allows the company not to issue share certificates.
(B)	If a shareholder receives more certificated shares of any class, he is entitled, without charge, to a certificate for the extra shares.
(C)	If a shareholder transfers some of the shares represented by a share certificate, he is entitled, free of charge, to a new certificate for the balance to the extent the balance is to be held in certificated form.
(D)	Where a certificated share is held jointly, the company does not have to issue more than one certificate for that share. When the company delivers a share certificate to one joint shareholder, this is treated as delivery to all of the joint shareholders.
(E)	The time limit for the company to provide a share certificate under this article is as prescribed by the legislation or, if this is earlier, within any prescribed time limit or within a time specified when the shares were issued.
19.	Replacement of Share Certificates
(A)	If a shareholder has two or more share certificates for shares of the same class, he can ask the company for these to be cancelled and replaced by a single new certificate. The company must comply with this request.
(B)	A shareholder can ask the company to cancel and replace a single share certificate with two or more certificates for the same total number of shares. The company may, at its discretion, comply with this request.
(C)	A shareholder can ask the company for a new certificate if the original is:
(i)	damaged or defaced; or

(ii)	said to be lost, stolen or destroyed.
(D)	If a certificate has been damaged or defaced, the company can require the certificate to be returned to it before issuing a replacement. If a certificate is said to be lost, stolen or destroyed, the company can require satisfactory evidence of this and insist on receiving an indemnity before issuing a replacement.
(E)	The directors can require the shareholder to pay the company’s exceptional out-of-pocket expenses incurred in connection with the issue of any certificates under this article.

(F)	Any one joint shareholder can request replacement certificates under this article.
20.	Execution of Share Certificates

Share certificates must be sealed or made effective in such other way as the directors decide, having regard to, among other things, the terms of issue and the Listing Rules. The directors can resolve that signatures on any share certificates can be applied to the certificates by mechanical or other means or can be printed on them or that signatures are not required. A share certificate must state the number and class of shares to which it relates and the amount paid up on those shares.

21.	Company’s Lien on Shares Not Fully Paid

The company has a lien on all partly paid shares. This lien has priority over claims of others to the shares. The lien is for any money owed to the company for the shares. The directors can decide to give up any lien which has arisen and can also decide to suspend any lien which would otherwise apply to particular shares.
22.	Enforcing Lien by Sale

If a shareholder fails to pay the company any amount due on his partly paid shares, the directors can enforce the company’s lien by selling all or any of them in any way they decide. The directors cannot, however, sell the shares until all the following conditions are met:
(i)	the money owed by the shareholder must be payable immediately;

(ii)	the directors must have given notice to the shareholder. The notice must state the amount of money due, it must demand payment of this sum and state that the shareholder’s shares may be sold if the money is not paid;

(iii)	the notice must have been served on the shareholder or on any person who is entitled to the shares by law and can be served in any way that the directors decide; and

(iv)	the money has not been paid by at least 14 clear days after the notice has been served.
The directors can authorise any person to sign a document transferring the shares. Any such transferee will not be bound to ensure that his purchase moneys are transferred to the person whose shares have been sold, nor will his ownership of the shares be affected by any irregularity or invalidity in relation to the sale to him.
23.	Application of Proceeds of Sale
If the directors sell any shares on which the company has a lien, the proceeds will first be used to pay the company’s expenses associated with the sale. The remaining money will be used to pay off the amount which is then payable on the shares and any balance will be passed to the former shareholder or to any person who would otherwise be entitled to the shares by law. The company’s lien will also apply to any such balance to cover any money still due to the company in respect of the shares which is not immediately payable. The company has the same rights over the money as it had over the shares immediately before they were sold. The company need not pay over anything until, if the shares are certificated, the certificate representing the shares sold has been delivered to the company for cancellation.
24.	Calls

The directors can call on shareholders to pay any money which has not yet been paid to the company for their shares. This includes the nominal value of the shares and any premium which may be payable on those shares. The directors can also make calls on persons who are entitled to shares by law. If the terms of issue of the shares allow this, the directors can do any one or more of the following:
(i)	make calls at any time and as often as they think fit;

(ii)	decide when and where the money is to be paid;

(iii)	decide that the money may be paid by instalments; and

(iv)	revoke or postpone any call.
A shareholder who has received at least 14 clear days’ notice giving details of the amount called and of the time and place for payment, must pay the call as required by the notice. A person remains liable jointly and severally with the successors in title to his shares to pay calls even after he has transferred the shares to which they relate.
25.	Timing of Calls

A call is treated as having been made as soon as the directors have passed a resolution authorising it.
26.	Liability of Joint Holders
Joint shareholders are jointly and severally liable to pay any calls in respect of their shares. This means that any of them can be sued for all the money due on the shares or they can be sued together.
27.	Interest Due on Non-Payment

Where a call is made and the money due remains unpaid, the shareholder will be liable to pay interest on the amount unpaid from the day it is due until it has actually been paid. The directors will decide on the annual rate of interest, which must not exceed 15 per cent. per annum. The shareholder will also be liable to pay all expenses incurred by the company as a result of the non-payment of the call. The directors can decide to forgo payment of any or all of such interest or expenses.

28.	Sums Due on Allotment Treated as Calls
If the terms of a share require any money to be paid at the time of allotment, or at any other fixed date, the money due will be treated in the same way as a valid call for money on shares which is due on the same date. If this money is not paid, everything in these articles relating to non-payment of calls applies. This includes articles which allow the company to forfeit or sell shares and to claim interest.
29.	Power to Differentiate
On or before an issue of shares, the directors can decide that shareholders can be called on to pay different amounts or that they can be called on at different times.
30.	Payment of Calls in Advance
The directors can accept payment in advance of some or all of the money from a shareholder before he is called on to pay that money. The directors can agree to pay interest on money paid in advance until it would otherwise be due to the company. The rate of interest will be decided by the directors, but must not exceed 15 per cent. per annum unless the company passes an ordinary resolution to allow a higher rate.
31.	Notice if Call or Instalment Not Paid
If a shareholder fails to pay a call or an instalment of a call when due, the directors can send the shareholder a notice requiring payment of the unpaid amount, together with any interest accrued and any expenses incurred by the company as a result of the failure to pay.
32.	Form of Notice
The notice must:
(i)	demand payment of the amount immediately payable, plus any interest and expenses;

(ii)	give the date by when the total amount due must be paid. This must be at least 14 clear days after the date of the notice;

(iii)	say where the payment must be made; and

(iv)	say that if the full amount demanded is not paid by the time and at the place stated, the company can forfeit the shares on which the call or instalment is outstanding.
33.	Forfeiture for Non-Compliance with Notice

If the notice is not complied with, the shares it relates to can be forfeited at any time while any amount is still outstanding. This is done by the directors passing a resolution stating that the shares have been forfeited. The forfeiture will extend to all dividends and other sums payable in respect of the forfeited shares which have not been paid before the forfeiture. The directors can accept the surrender of any share which would otherwise be forfeited. Where they do so, references in these articles to forfeiture include surrender.
34.	Notice after Forfeiture

After a share has been forfeited, the company will notify the person whose share has been forfeited. However, the share will still be forfeited even if such notice is not given.
35.	Sale of Forfeited Shares
(A)	A forfeited share becomes the property of the company and the directors can sell or dispose of it on any terms and in any way that they decide. This can be with, or without, a credit for any amount previously paid up for the share. It can be sold or disposed of to any person, including the previous shareholder or the person who was previously entitled to the share by law. The directors can, if necessary, authorise any person to transfer a forfeited share.
(B)	After a share has been forfeited, the directors can cancel the forfeiture, but only before the share has been sold or disposed of. This cancellation of forfeiture can be on any terms the directors decide.
36.	Arrears to be Paid Notwithstanding Forfeiture

When a person’s shares have been forfeited, he will lose all rights as shareholder in respect of those forfeited shares. He must return any share certificate for the forfeited shares to the company for cancellation. However, he will remain liable to pay calls which have been made, but not paid, before the shares were forfeited. The shareholder also continues to be liable for all claims and demands which the company could have made relating to the forfeited share. He must pay interest on any unpaid amount until it is paid. The directors can fix the rate of interest, but it must not be more than 15 per cent. a year. He is not entitled to any credit for the value of the share when it was forfeited or for any consideration received on its disposal unless the directors decide to allow credit for all or any of that value.
37.	Statutory Declaration as to Forfeiture
(A)	A director or the secretary can make a statutory declaration declaring:
(i)	that he is a director or the secretary of the company;

(ii)	that a share has been properly forfeited under the articles; and

(iii)	when the share was forfeited.
The declaration will be evidence of these facts which cannot be disputed.
(B)	If such a declaration is delivered to a new holder of a share along with a completed transfer form (if one is required), this gives the buyer good title. The new shareholder does not need to take any steps to see how any money paid for the share is used. His ownership of the share will not be affected if the steps taken to forfeit, sell or dispose of the share were invalid or irregular, or if anything that should have been done was not done.
38.	Transfer

(A)	Certificated shares

Unless these articles say otherwise, any shareholder can transfer some or all of his certificated shares to another person. A transfer of certificated shares must be made in writing and either in the usual standard form or in any other form approved by the directors.

(B)	CREST shares

Unless these articles say otherwise, any shareholder can transfer some or all of his CREST shares to another person. A transfer of CREST shares must be made through CREST and must comply with the Uncertificated Securities Regulations and the rules of CREST.

(C)	Entry on register

The person making a transfer will continue to be treated as a shareholder until the name of the person to whom the share is being transferred is put on the register for that share.
39.	Execution of Transfer
(A)	A share transfer form for certificated shares must be signed or made effective in some other way by, or on behalf of, the person making the transfer.
(B)	In the case of a transfer of a certificated share, where the share is not fully paid, the share transfer form must also be signed or made effective in some other way by, or on behalf of, the person to whom the share is being transferred.
(C)	If the company registers a transfer of a certificated share, it can keep the transfer form.
40.	Rights to Decline Registration of Partly Paid Shares
The directors can, without giving any reason, refuse to register the transfer of any shares which are not fully paid.
41.	Other Rights to Decline Registration
(A)	Certificated shares
(i)	A share transfer form cannot be used to transfer more than one class of shares. Each class needs a separate form.

(ii)	Transfers cannot be in favour of more than four joint holders.

(iii)	The share transfer form must be properly stamped to show payment of any applicable stamp duty or certified or otherwise shown to the satisfaction of the directors to be exempt from stamp duty and must be delivered to the office, or any other place decided on by the directors. The transfer form must be accompanied by the share certificate relating to the shares being transferred, unless the transfer is being made by a person to whom the company was not required to, and did not send, a certificate. The directors can also ask (acting reasonably) for any other evidence to show that the person wishing to transfer the share is entitled to do so and, if the share transfer form is signed by another person on behalf of the person making the transfer, evidence of the authority of that person to do so.
(B)	CREST shares
(i)	Registration of a transfer of CREST shares can be refused in the circumstances set out in the Uncertificated Securities Regulations.

(ii)	Transfers cannot be in favour of more than four joint holders.
(C)	Renunciations

Where a share has not yet been entered on the register, the directors can recognise a renunciation by that person of his right to the share in favour of some other person. Such renunciation will be treated as a transfer and the directors have the same powers of refusing to give effect to such a renunciation as if it were a transfer.
42.	No Fee for Registration

No fee is payable to the company for transferring shares or registering changes relating to the ownership of shares.
43.	Untraced Shareholders
(A)	If on two consecutive occasions notices have been sent through the post to any shareholder at his registered address or his address for the service of notices but have been returned undelivered, that shareholder will not be entitled to receive any further notices from the company until he has delivered to the company at the office written confirmation of a new registered address or address for the service of notices which, subject to any applicable requirements of the Listing Rules, is within the United Kingdom or The Netherlands.
(B)	The company can sell any certificated shares at the best price reasonably obtainable at the time of the sale if:
(i)	during the 12 years before the earliest of the notices referred to in (ii) below, the shares have been in issue, at least three cash dividends have become payable on the shares and no dividend has been cashed during that period;

(ii)	after the 12 year period, the company has published a notice, stating that it intends to sell the shares. The notice must have appeared in a national newspaper and in a local newspaper in each case circulating in the country and area, respectively, of the postal address held by the company for serving notices relating to those shares; and

(iii)	during the 12 year period and for three months after the last of the notices referred to in (ii) above appear, the company has not heard from the shareholder or any person entitled to the shares by law.
(C)	To sell any shares in this way, the directors can appoint anyone to transfer the shares. This transfer will be just as effective as if it had been signed by the holder, or by a person who is entitled to the shares by law. The person to whom the shares are transferred will not be bound to concern himself as to what is done with the purchase moneys nor will his ownership be affected even if the sale is irregular or invalid in any way.
(D)	The proceeds of sale will belong to the company, but it must pay an amount equal to the sale proceeds less the costs of the sale to the shareholder who could not be traced, or to the person who is entitled to his shares by law, if that shareholder, or person, asks for it.
(E)	After the sale, the company must record the name of the shareholder, or (if known) the person who would have been entitled to the shares by law, as a creditor for the money in its accounts. The company will not be a trustee of the money and will not be liable to pay interest on it. The company can use the money, and any money earned by using the money, for its business or in any other way that the directors decide.
44.	Transmission on Death
(A)	When a sole shareholder or a shareholder who is the last survivor of joint shareholders dies, his personal representatives will be the only persons who will be recognised as being entitled to his shares.
(B)	If a joint shareholder dies, the surviving joint shareholder or shareholders will be the only persons who will be recognised as being entitled to his shares.

(C)	However, this article does not discharge the estate of any shareholder from any liability.

45.	Entry of Transmission in Register

A person who becomes entitled to a share as a result of the death or bankruptcy of a shareholder or some other event which gives rise to the transmission of the share by operation of law must provide any evidence of his entitlement which is reasonably required. In the case of certificated shares, the directors must note this entitlement in the register within two months of receiving such evidence.

46.	Election of Person Entitled by Transmission
(A)	Subject to these articles, a person who becomes entitled to a share by law can either be registered as the shareholder or choose another person to become the shareholder.

(B)	If a person who is entitled to a certificated share by law wants to be registered as a shareholder, he must deliver or send a notice to the company saying that he has made this decision. This notice will be treated as a transfer form. All the provisions of these articles about registering transfers of certificated shares apply to it. The directors have the same power to refuse to register a person entitled to certificated shares by law as they would have had to refuse to register a transfer by the person who was previously entitled to the shares.
(C)	If a person entitled to a CREST share by law wants to be registered as a shareholder, he must do so in accordance with the Uncertificated Securities Regulations. All the provisions of these articles about registering transfers of CREST shares will apply and the same power to refuse to register a person entitled to a CREST share by law will apply as would have applied to refuse to register a transfer by the person who was previously entitled to the shares.
(D)	If a person who is entitled to a certificated share by law wants the share to be transferred to another person, he must do this by signing a transfer form to the person he has selected. The directors have the same power to refuse to register the person selected as they would have had to refuse to register a transfer by the person who was previously entitled to the shares.
(E)	If a person who is entitled to a CREST share by law wants the share to be transferred to another person, he must do this using CREST. The same power to refuse to register the person selected will apply as would have applied to refuse to register a transfer by the person who was previously entitled to the shares.
47.	Rights of Person Entitled by Transmission
(A)	Where a person becomes entitled to a share by law, the rights of the registered shareholder in relation to that share will cease to have effect.
(B)	A person who is entitled to a share by law is entitled to any dividends or other money relating to the share, even though he is not registered as the holder of the share, on supplying evidence reasonably required to show his title to the share. However, the directors can send written notice to the person saying the person must either be registered as the holder of the share or transfer the share to some other person. If the person entitled to a share by law does not do this within 60 days of the notice, the directors can withhold all dividends or other money relating to the share until he does.
(C)	Unless he is registered as the holder of the share, the person entitled to a share by law is not entitled to:
(i)	receive notices of shareholders’ meetings or attend or vote at these meetings; or

(ii)	exercise any of the other rights of a shareholder in relation to these meetings, unless the directors decide to allow this.

48.	Increase, Consolidation, Sub-Division and Cancellation
(A)	The company’s shareholders can increase the company’s share capital by passing an ordinary resolution. This resolution will fix the amount of the increase and the amount of the new shares.

(B)	The company’s shareholders can pass an ordinary resolution to do any of the following:
(i)	consolidate, or consolidate and then divide, all or any of its share capital into shares of a larger amount than the existing shares;

(ii)	divide some or all of its shares into shares of a smaller amount than the existing shares. This is subject to any restrictions in the Companies Act. The resolution can provide that as between the holders of the divided shares different rights and restrictions of a kind which the company can apply to new shares can apply to different divided shares; and

(iii)	cancel any shares which have not been taken, or agreed to be taken, by anyone at the date of the resolution and reduce the amount of the company’s share capital by the amount of the cancelled shares.
49.	Fractions
(A)	If any shares are consolidated, consolidated and then divided or divided, the directors have power to deal with any fractions of shares which result. If the directors decide to sell any shares representing fractions, they must do so for the best price reasonably obtainable and distribute the net proceeds of sale among shareholders in proportion to their fractional entitlements. The directors can arrange for any shares representing fractions to be entered in the register as certificated shares if they consider that this makes it easier to sell them. The directors can sell those shares to anyone, including the company, if the legislation allows, and can authorise any person to transfer or deliver the shares to the buyer or in accordance with the buyer’s instructions. The buyer does not have to take any steps to see how any money he is paying is used and his ownership will not be affected if the sale is irregular or invalid in any way.

(B)	When the directors consolidate or divide shares, they can treat certificated and CREST shares which a shareholder holds as separate shareholdings, as far as the legislation allows this.
50.	Reduction of Capital

The company can pass a special resolution to reduce its share capital, any capital redemption reserve, any share premium account or any other undistributable reserve in any way. This is subject to any restrictions under the legislation.
51.	Extraordinary General Meetings

Any general meeting of the company which is not an annual general meeting is called an extraordinary general meeting.

52.	Annual General Meetings

The company must hold an annual general meeting each year in addition to any other general meetings held in the year. The annual general meeting will usually be held in The Netherlands but the directors may decide otherwise. The directors will decide when and where the meeting is to be held. The notice calling the meeting must say that the meeting is the annual general meeting.

53.	Convening of Extraordinary General Meetings

The directors can call an extraordinary general meeting at any time. An extraordinary general meeting will usually be held in The Netherlands but the directors may decide otherwise.

54.	Separate General Meetings

If a separate general meeting of holders of shares of a class is called otherwise than for changing or abrogating the rights of the shares of that class, the provisions of these articles relating to general meetings will apply to such a meeting with any necessary changes. For the purposes of this article, a general meeting where ordinary shareholders are the only shareholders who can attend and vote in their capacity as shareholders will also constitute a separate general meeting of the holders of the ordinary shares.

55.	Length and Form of Notice
(A)	At least 21 clear days’ written notice must be given for every annual general meeting and for any other meeting called to pass a special resolution or a resolution electing a person as a director or (except where the legislation provides otherwise) to pass a resolution of which special notice under the Companies Act has been given to the company. For all other general meetings, at least 14 clear days’ written notice must be given. At the same time that written notice is given for any general meeting, an announcement of the date, time and place of that meeting will, if practicable, be published in a national newspaper in The Netherlands. In this article references to “written notice” include the use of electronic communications and publication on a website in accordance with the legislation.

(B)	The notice for any general meeting must state:
(i)	where the meeting is to be held (the “principal meeting place”) and the location of any satellite meeting place arranged for the purposes of article 56(D), which shall be identified as such in the notice;

(ii)	the date and time of the meeting; and

(iii)	details of any arrangements made for the purpose of article 56(H) (making clear that participation in those arrangements will not amount to attendance at the meeting to which the notice relates).

(C)	All shareholders must be given notice of every general meeting. The only exception is those shareholders who are not entitled to receive a notice because of:
(i)	a provision in these articles; or

(ii)	the terms of issue of the shares they hold.
Notice must also be given to the auditors.

56.	Meeting in Different Places
(A)	Subject to the legislation and these articles, every shareholder can attend a general meeting in person or by proxy. Where the general meeting is to be held at more than one place, a shareholder or proxy prevented from attending at one place can attend and participate at another place.
     (B) The directors can make arrangements that they, in their discretion, think appropriate to:
(i)	regulate the number of persons attending at a place where a general meeting (or adjourned meeting) is to be held;

(ii)	ensure the safety of persons attending at that place; or

(iii)	enable attendance at that meeting (or adjourned meeting),
and can change those arrangements at any time. The arrangements can include (without limitation) the issue of tickets or the use of a random method of selection.

(C)	In the case of a general meeting to which the arrangements in article 56(B) apply, the directors can, when specifying the place of the meeting:
(i)	direct that the meeting will be held at a place identified in the notice which the chairman of the meeting will attend; and

(ii)	make arrangements for simultaneous attendance and participation at other places by shareholders and proxies entitled to attend the meeting but excluded from it under article 56(B) or who want to attend at one of the other places.
The notice of meeting does not have to give details of any arrangements under this article.

(D)	The directors (or the chairman of the meeting in the case of an adjourned meeting) may resolve to enable persons entitled to attend a general meeting (or an adjourned general meeting) to do so by simultaneous attendance and participation at one or more satellite meeting places anywhere in the world. The shareholders present in person or by proxy at satellite meeting places shall be counted in the quorum for, and entitled to vote at, the general meeting in question.

(E)	If shareholders and/or proxies attend at one or more other places in accordance with article 56(C) or at one or more satellite meeting places in accordance with article 56(D),

the general meeting will be duly constituted and its proceedings valid if the chairman of the meeting is satisfied that adequate facilities are available throughout the general meeting to ensure that shareholders attending at all the meeting places are able to:
(i)	participate in the business for which the meeting has been convened;

(ii)	hear and see all persons who address the meeting (whether by the use of microphones, loudspeakers, audio-visual communications equipment or otherwise) who are attending at the principal meeting place, any places in accordance with article 56(C) and any satellite meeting places in accordance with paragraph 56(D); and

(iii)	be heard and seen when addressing the meeting by all other persons so present in the same way.
The chairman of the general meeting shall be present at, and the meeting shall be deemed to take place at, the principal meeting place.

(F)	For the purposes of this article 56, the right of a shareholder to participate in the business of any general meeting shall include without limitation the right to speak, vote on a show of hands, vote on a poll, be represented by a proxy and have access to all documents which are required by the legislation or these articles to be made available at the meeting.

(G)	If it appears to the chairman of the general meeting that the facilities at the principal meeting place or at a satellite meeting place or at any other meeting place have become inadequate for the purposes referred to in article 56(E), the chairman of the general meeting may, without the consent of the meeting, interrupt or adjourn the general meeting. All business conducted at that general meeting up to the time of that adjournment shall be valid. The provisions of article 65 shall apply to that adjournment.

(H)	The directors may make arrangements for persons not entitled to attend a general meeting or an adjourned general meeting to be able to view and hear the proceedings of the general meeting or adjourned general meeting by the use of loudspeakers, audio-visual communications equipment or other electronic communications by attending any venue anywhere in the world. Those attending at any such venue shall not be regarded as present at the general meeting or adjourned general meeting and shall not be entitled to vote at the meeting at or from that venue. The inability for any reason of any shareholder present in person or by persons at such venue to view or hear all or any of the proceedings of the meeting shall not in any way affect the validity of the proceedings of the meeting.

(I)	Subject to article 56(A), arrangements for simultaneous attendance can include arrangements for regulating the number of persons attending at any other places.

(J)	The directors’ powers and discretions under this article are delegated to the chairman of the relevant general meeting.

57.	Omission or Non-Receipt of Notice

(A)	If any notice or other document relating to any meeting or other proceeding is accidentally not sent, or is not received, the meeting or other proceeding will not be invalid as a result.

(B)	A shareholder present in person or by proxy at a shareholders’ meeting is treated as having received proper notice of that meeting and, where necessary, of the purpose of that meeting.

58.	Postponement of General Meetings

If the directors consider that it is impracticable or undesirable to hold a general meeting on the date or at the time or place stated in the notice calling the meeting, they can move or postpone the meeting (or do both). If the directors do this, an announcement of the date, time and place of the rearranged meeting will, if practicable, be published in at least two national newspapers in the United Kingdom and in one national newspaper in The Netherlands. Notice of the business of the meeting does not need to be given again. The directors must take reasonable steps to ensure that any shareholder trying to attend the meeting at the original time and place is informed of the new arrangements. If a meeting is rearranged in this way, article 82 applies to the rearranged meeting. The directors can also move or postpone the rearranged meeting (or do both) under this article.

59.	Quorum

Before a general meeting starts to do business, there must be a quorum present. Unless these articles say otherwise, a quorum for all purposes is two persons who are entitled to vote. They can be shareholders who are personally present or proxies for shareholders or a combination of both. If a quorum is not present, a chairman of the meeting can still be chosen and this will not be treated as part of the business of the meeting.

60.	Procedure if Quorum Not Present

(A)	This article applies if a quorum is not present within five minutes of the time fixed for a general meeting to start or within any longer period not exceeding one hour which the chairman of the meeting can decide.

(B)	If the meeting was called by shareholders it will be cancelled. Any other meeting will be adjourned to any day (being not less than three nor more than 28 days later), time and place stated in the notice of meeting. If the notice does not provide for this, the meeting shall be adjourned to a day, time and place decided on by the chairman of the meeting and article 65 will apply. In this article references to “written notice” include the use of electronic communications and publication on a website in accordance with the legislation.

(C)	One shareholder present in person or by proxy and entitled to vote will constitute a quorum at any adjourned meeting and any notice of an adjourned meeting will say this.

61.	Security Arrangements

The directors can put in place arrangements, both before and during any general meeting, which they consider to be appropriate for the proper and orderly conduct of the general meeting and the safety of persons attending it including, without limitation, searches and other similar security arrangements or restrictions. This authority includes power to refuse entry to, or remove from meetings, persons who fail to comply with the arrangements including any person who fails to submit to a search or other similar security arrangement or restriction.

62.	Chairman of General Meeting

(A)	The chairman will be the chairman of the meeting at every general meeting, if he is willing and able to take the chair.

(B)	If the company does not have a chairman, or if he is not willing and able to take the chair, a deputy chairman will chair the meeting if he is willing and able to take the chair. If more than one deputy chairman is present they will agree between themselves who will take the chair and if they cannot agree, the deputy chairman who has been a director longest will take the chair.

(C)	If the company does not have a chairman or a deputy chairman, or if neither the chairman nor a deputy chairman is willing and able to chair the meeting, after waiting five minutes from the time that a meeting is due to start, the directors who are present will choose one of themselves to act as chairman of the meeting. If there is only one director present, he will be the chairman of the meeting, if he agrees.

(D)	If there is no director willing and able to be the chairman of the meeting, then the persons who are present at the meeting and entitled to vote will decide which one of them is to be the chairman of the meeting.

(E)	Nothing in these articles is intended to restrict or exclude any of the powers or rights of a chairman of a meeting which are given by law.

63.	Orderly Conduct

The chairman of a meeting can take any action he considers appropriate for proper and orderly conduct at a general meeting (including the order of business). The decision of the chairman of the meeting on points of order, matters of procedure or on matters that arise incidentally from the business of a meeting is final, as is the decision of the chairman of the meeting on whether a point or matter is of this nature.

64.	Entitlement to Attend and Speak of Directors and Others

Each director can attend and speak at any general meeting of the company. The chairman of a meeting can also allow anyone to attend and speak where he considers that this will help the business of the meeting.

65.	Adjournments

(A)	The chairman of a meeting can adjourn the meeting before or after it has started, and whether or not a quorum is present, if he considers that:
(i)	there is not enough room for the number of shareholders and proxies who can and wish to attend the meeting;

(ii)	the behaviour of anyone present prevents, or is likely to prevent, the business of the meeting being carried out in an orderly way; or

(iii)	an adjournment is necessary for any other reason so that the business of the meeting can be properly carried out.
The chairman of the meeting does not need the consent of the meeting to adjourn it for any of these reasons to a time, date and place which he decides. He can also adjourn the meeting to a later time on the same day or indefinitely. If a meeting is adjourned indefinitely, the directors will fix the time, date and place of the adjourned meeting.

(B)	The chairman of a meeting can also adjourn a meeting which has a quorum present if this is agreed by the meeting. This can be to a time, date and place proposed by the chairman of the meeting or the adjournment can be indefinite. The chairman of the meeting must adjourn the meeting if the meeting directs him to. In these circumstances the meeting will decide how long the adjournment will be and where it will adjourn to. If a meeting is adjourned indefinitely, the directors will fix the time, date and place of the adjourned meeting.

(C)	A reconvened meeting can only deal with business that could have been dealt with at the meeting which was adjourned.

(D)	Meetings can be adjourned more than once.

66.	Notice of Adjournment

Where a meeting is adjourned indefinitely or for more than sixty days, notice of the adjourned meeting must be given in the same way as was required for the original meeting. Except where these articles require it, there is no need to give notice of the adjourned meeting or of the business to be considered there.

67.	Amendments to Resolutions

(A)	Amendments can be proposed to any resolution if they are clerical amendments or amendments to correct some other obvious error in the resolution.

(B)	No other amendments can be proposed to any special resolution or extraordinary resolution.

(C)	Amendments to an ordinary resolution which are within the scope of the resolution can be proposed if:

(i)	notice of the proposed amendment is delivered to the office or the headquarters at least two working days before the date of the meeting, or adjourned meeting; or

(ii)	the chairman of the meeting decides that the amendment is appropriate for consideration by the meeting.
No other amendment can be proposed to an ordinary resolution. The chairman of the meeting can agree to the withdrawal of any proposed amendment before it is put to the vote.

68.	Amendments Ruled Out of Order

If the chairman of a meeting rules that a proposed amendment to any resolution under consideration is out of order, any error in that ruling will not affect the validity of a vote on the original resolution.

69.	Votes of Members

On a show of hands, every shareholder present in person at a general meeting will have one vote and every proxy appointed by a shareholder and present at a general meeting (other than the chairman of the meeting) will have one vote. A proxy will not have more than one vote on a show of hands even if he is also a shareholder himself or is a proxy for more than one person. On a poll, every shareholder present in person or by proxy will have one vote for every share he holds. This is subject to any special rights or restrictions which are given to any class of shares and to these articles.

70.	Method of Voting

(A)	The directors can decide in advance of any general meeting that some or all of the resolutions to be put to the vote at a general meeting will be decided on a poll.

(B)	A resolution put to the vote at any general meeting will be decided on a show of hands unless the directors have decided otherwise pursuant to article 70(A) or unless a poll is demanded when, or before, the chairman of the meeting declares the result of the show of hands. Subject to the legislation, a poll can be demanded by:
(i)	the chairman of the meeting;

(ii)	at least five persons at the meeting who are entitled to vote being either shareholders present in person or proxies appointed by shareholders;

(iii)	one or more shareholders at the meeting who are entitled to vote (or their proxies) and who have between them at least ten per cent. of the total votes of all shareholders who have the right to vote at the meeting; or

(iv)	one or more shareholders at the meeting who have shares which allow them to vote at the meeting (or their proxies) and on which the total amount which has been paid up is at least ten per cent. of the total sum paid up on all shares which give the right to vote at the meeting.

(C)	The chairman of the meeting can also demand a poll before a resolution is put to the vote on a show of hands.

(D)	A demand for a poll can be withdrawn if the chairman of the meeting agrees to this.

(E)	If no poll is demanded or a demand for a poll is withdrawn, any declaration by the chairman of the meeting of the result of a vote on that resolution by a show of hands will stand as conclusive evidence of the result without proof of the number or proportion of the votes recorded for or against the resolution.

(F)	The chairman of the meeting can decide the manner in which any poll or vote on a show of hands is conducted.

71.	Procedure if Poll Demanded

If a poll is demanded in the way allowed by these articles, the chairman of the meeting can decide when, where and how it will be taken. The result will be treated as the decision of the meeting at which the poll was demanded, even if the poll is taken after the meeting.

72.	When Poll to be Taken

If a poll is demanded on a vote to elect the chairman of the meeting, or to adjourn a meeting, it must be taken immediately at the meeting. Any other poll demanded can either be taken immediately or within 30 days from the date it was demanded and at a time and place decided on by the chairman of the meeting. It is not necessary to give notice for a poll which is not taken immediately.

73.	Continuance of Other Business after Poll Demand

A demand for a poll on a particular matter (other than on the election of the chairman of the meeting or on the adjournment of the meeting) will not stop a meeting from continuing to deal with other matters.

74.	Votes on a Poll

On a poll a shareholder can vote either in person or by his proxy. If a shareholder votes on a poll, he does not have to use all of his votes or cast all his votes in the same way.

75.	Casting Vote of Chairman

Where equal votes are cast at a general meeting, whether on a show of hands or on a poll, the chairman of the meeting will be entitled to an additional or casting vote.

76.	Votes of Joint Holders

If more than one joint shareholder votes (including voting by proxy), the only vote which will count is the vote of the person whose name is listed before the other joint shareholder(s) on the register for the share.

77.	Voting on behalf of Incapable Member

This article applies where a court or official claiming jurisdiction to protect persons who are unable to manage their own affairs has made an order about the shareholder. The person appointed to act for that shareholder can vote for him. He can also exercise any other rights of the shareholder relating to meetings. This includes appointing a proxy, voting on a show of hands and voting on a poll. Before the representative does so however, such evidence of his authority as the directors require must be received at the office not later than the latest time at which proxy forms must be received to be valid for use at the relevant meeting or on the holding of the relevant poll. If a different place for the receipt of proxy forms which are not electronic communications is specified, the evidence must instead be received at that address.

78.	No Right to Vote where Sums Overdue on Shares

Unless the directors decide otherwise, a shareholder cannot attend or vote shares at any general meeting of the company or at any separate general meeting of the holders of any class of shares in the company or upon a poll or exercise any other right conferred by membership in relation to general meetings or polls if he has not paid all amounts relating to those shares which are due at the time of the meeting.

79.	Objections or Errors in Voting

If:
(i)	any objection to the right of any person to vote is made;

(ii)	any votes have been counted which ought not to have been counted or which might have been rejected; or

(iii)	any votes are not counted which ought to have been counted,
the objection or error must be raised or pointed out at the meeting (or the adjourned meeting) or poll at which the vote objected to is cast or at which the error occurs. Any objection or error must be raised with or pointed out to the chairman of the meeting. His decision is final. If a vote is allowed at a meeting or poll, it is valid for all purposes and if a vote is not counted at a meeting or poll, this will not affect the decision of the meeting or poll.

80.	Appointment of Company Representatives

(A)	A company which is a shareholder can authorise persons to act as its representative at a general meeting in respect of its entire holding of shares or any part of its holding of shares and may only appoint more than one person if permitted by the directors in their absolute discretion. Such person or persons are called company representatives. A company representative can exercise all the powers on behalf of the company (in respect of those shares held in the name of the company in respect of which the authorisation is given) which the company could exercise and is subject to the provisions of these articles as if he was an individual shareholder present at the meeting.

(B)	The directors or the chairman of the meeting must be provided with any evidence which is reasonably required of the authority of a company representative, including details of the number of shares in respect of which that company representative is appointed before allowing that person to exercise the powers conferred by this article.

81.	Appointment of Proxies

(A)	A proxy form must be in writing, signed by the shareholder appointing the proxy, or by his attorney. Where the proxy is appointed by a company, the proxy form should either be sealed by that company or signed by someone authorised to sign it. In this article references to “in writing” include the use of electronic communications subject to any terms and conditions decided on by the directors.

(B)	A shareholder must not appoint more than one proxy to attend the same meeting unless he is permitted to do so by the directors in their absolute discretion. If a shareholder appoints more than one proxy, he must specify the number of shares in relation to which each proxy is appointed and each proxy will only be entitled to exercise voting rights in relation to the number of shares for which he is appointed. If a shareholder appoints more than one proxy, he must ensure that no more than one proxy is appointed in relation to any share.

82.	Receipt of Proxies

(A)	Forms appointing a proxy which are not electronic communications must be received at the office, or at any other place stated in or by way of note to the notice of meeting or adjourned meeting or in any accompanying document, at least:
(i)	48 hours before a meeting or an adjourned meeting; or

(ii)	24 hours before a poll is taken, if the poll is not taken on the same day as the meeting or adjourned meeting.
If such a proxy form is signed by an attorney and the directors require this, the power of attorney or other authority relied on to sign it (or a copy which has been certified by a notary or in some other way approved by the directors, or an office copy) must be received with the proxy form.

(B)	Forms appointing a proxy which are electronic communications, where an address has been specified for the purpose of receiving electronic communications in or by way of note to the notice of meeting or adjourned meeting or in any accompanying document or in any electronic communication issued by or on behalf of the company, must be received at that specified address at least:
(i)	48 hours before a meeting or an adjourned meeting; or

(ii)	24 hours before a poll is taken, if the poll is not taken on the same day as the meeting or adjourned meeting.
If such a proxy form is signed by an attorney and the directors require this, the power of attorney or other authority relied on to sign it (or a copy which has been certified by a notary or in some other way approved by the directors, or an office copy) must be received at the office, or at any other place stated in the notice of meeting or adjourned meeting or in any accompanying document at least 48 hours before a meeting or an adjourned meeting or 24 hours before a poll is taken if the poll is not taken on the same day as the meeting or adjourned meeting.

(C)	Providing the form appointing a proxy is received by the time specified in article 82(A) or 82(B) (as appropriate), the instructions in terms of how the proxy is to vote, and in terms of the number of shares in respect of which the proxy is entitled to vote, can be amended at any time provided that the amended instructions are received at the address specified pursuant to article 82(A) or 82(B) (as appropriate) at least 24 hours before the meeting or the adjourned meeting. The amended instruction must be submitted by way of a further proxy form and the provisions of articles 81(A) and 81(B), relating to signature, apply equally to this further proxy form.

(D)	If the above requirements are not complied with, the proxy form will be invalid and the proxy will not be able to act for the person who appointed him.

(E)	If more than one valid proxy form is received in respect of the same share for use at the same meeting or poll, the one which is received last by date and time (regardless of its date or the date on which it is signed) will be treated as revoking and replacing the other(s) as regards that share. If it is not possible otherwise to determine the order of receipt, none of the forms will be treated as valid.

(F)	A shareholder can attend and vote at a general meeting or on a poll even if he has appointed a proxy to attend and, on a poll, vote on his behalf at that meeting or on that poll.

(G)	The proceedings at a general meeting will not be invalidated where an appointment of a proxy in respect of that meeting is delivered in a manner permitted by these articles by electronic communications, but because of a technical problem it cannot be read by the recipient.

83.	Maximum Validity of Proxy

A proxy form will cease to be valid 12 months from the date of its receipt. But it will be valid, unless the proxy form itself states otherwise, if it is used at an adjourned meeting or on a poll after a meeting or an adjourned meeting even after 12 months, if it was valid for the original meeting.

84.	Form of Proxy

A proxy form can be in any form which the directors approve. Unless it says otherwise, a proxy form is valid for the meeting to which it relates and also for any adjournment of that meeting.

85.	Rights of a Proxy

A proxy form gives the proxy the authority to demand a poll or to join others in demanding a poll and to vote on any amendment to a resolution put to, or any other business which may properly come before, the meeting. Any proxy appointed in accordance with these articles can also speak at any general meeting of the company.

86.	Cancellation of Proxy’s Authority

(A)	Any vote cast in the way a proxy form authorises or any demand for a poll made by a proxy will be valid even though:
(i)	the person who appointed the proxy has died or is of unsound mind;

(ii)	the proxy form has been revoked; or

(iii)	the authority of the person who signed the proxy form for the shareholder has been revoked.
(B)	Any vote cast or poll demanded by a company representative will also be valid even though his authority has been revoked.

(C)	However, this article 86 does not apply if written notice of the relevant fact has been received at the office (or at any other place specified for the receipt of forms of proxy) at least:
(i)	24 hours before the meeting or adjourned meeting; or

(ii)	24 hours before a poll is taken, if the poll is not taken on the day of the meeting or adjourned meeting.
(D)	In this article 86 references to written notice include the use of electronic communications subject to any terms and conditions decided on by the directors.

87.	Headquarters of the Company

The headquarters of the company shall be in The Netherlands. The meaning of “headquarters” for the purposes of this article shall be established by the board of directors and can only be amended by resolution of the board of directors in respect of which two-thirds of the directors present and voting vote in favour.

88.	Number of Directors

The company must have a minimum of three directors and a maximum of 20 directors (disregarding alternate directors), but these restrictions can be changed by the directors.

89.	Age of Directors

No person will be disqualified from being appointed or elected as a director or be required to stop being a director because he has reached a particular age. It is not necessary to give special notice of a resolution electing someone a director if he is 70 or more. However, any person who is of the age of 70 or more must retire in accordance with article 93(B). Any notice of a meeting at which a resolution will be proposed to elect or re-elect a director who is of the age of 70 or more must state the fact that the relevant director is aged 70 or more or must be accompanied by a document stating such fact. The accidental omission to make such disclosure will not make invalid the proceedings, or any election or re-election of the relevant director, at that meeting.

90.	Directors’ Shareholding Qualification

The directors are not required to hold any shares in the company.

91.	Power of Company to Elect Directors

Subject to these articles, the company can, by passing an ordinary resolution, elect any willing person to be a director, either as an extra director or to fill a vacancy where a director has stopped being a director for some reason.

92.	Power of Directors to Appoint Directors

Subject to these articles, the directors can appoint any willing person to be a director, either as an extra director or as a replacement for another director. Any director appointed in this way must retire from office at the first annual general meeting after his appointment. A director who retires in this way is then eligible for election.

93.	Identity of Directors to Retire

(A)	At every annual general meeting of the company, any director who was in office at the time of the two previous annual general meetings and who did not retire at either of them must retire.

(B)	A director who would not otherwise be required to retire must also retire if he is aged 70 or more at the date of the annual general meeting or if he has been in office, other than as a director holding an executive position, for a continuous period of nine years or more at the date of the meeting.

94.	Filling Vacancies

Subject to these articles, at the general meeting at which a director retires, shareholders can pass an ordinary resolution to re-elect the director or to elect some other eligible person in his place.

95.	Power of Removal by Special Resolution

In addition to any power to remove directors conferred by the legislation, the company can pass a special resolution to remove a director from office even though his time in office has not ended and can (subject to these articles) elect a person to replace a director who has been removed in this way by passing an ordinary resolution.

96.	Persons Eligible as Directors

The only persons who can be elected as directors at a general meeting are the following:
(i)	directors retiring at the meeting;

(ii)	anyone recommended by the directors; and

(iii)	anyone nominated by a shareholder (not being the person to be nominated) in the following way. The shareholder must be entitled to vote at the meeting. He must deliver to the office not less than six nor more than 21 days before the day of the meeting:
(a)	a letter stating that he intends to nominate another person for election as a director; and

(b)	written confirmation from that person that he is willing to be elected.
97.	Position of Retiring Directors

A director retiring at a general meeting retires at the end of that meeting or (if earlier) when a resolution is passed to elect another person in the director’s place or when a resolution to elect or re-elect the director is put to the meeting and lost. Where a retiring director is elected or re-elected, he continues as a director without a break.

98.	Vacation of Office by Directors

(A)	Any director automatically stops being a director if:
(i)	he gives the company a written notice of resignation;

(ii)	he gives the company a written notice in which he offers to resign and the directors decide to accept this offer;

(iii)	all of the other directors (who must comprise at least three persons) pass a resolution or sign a written notice requiring the director to resign;

(iv)	he is or has been suffering from mental ill-health and the directors pass a resolution removing the director from office;

(v)	he has missed directors’ meetings (whether or not an alternate director appointed by him attends those meetings) for a continuous period of six months without permission from the directors and the directors pass a resolution removing the director from office;

(vi)	a bankruptcy order is made against him or he makes any arrangement or composition with his creditors generally;

(vii)	he is prohibited from being a director under the legislation; or

(viii)	he ceases to be a director under the legislation or he is removed from office under these articles.
(B)	If a director stops being a director for any reason, he will also automatically cease to be a member of any committee or sub-committee of the directors.

(C)	In this article 98 references to written notice include the use of electronic communications subject to any terms and conditions decided on by the directors.

99.	Alternate Directors

(A)	Any director can appoint any person (including another director) to act in his place (called an “alternate director”). That appointment requires the approval of the directors, unless previously approved by the directors or unless the appointee is another director. A director appoints an alternate director by sending a signed written notice of appointment to the office or by tabling it at a meeting of the directors, or in such other way as the directors approve.

(B)	The appointment of an alternate director ends on the happening of any event which, if he were a director, would cause him to vacate that office. It also ends if the alternate director resigns his office by written notice to the company or if his appointor stops being a director, unless that director retires at a general meeting at which he is re-elected. A director can also remove his alternate director by a written notice delivered to the office or tabled at a meeting of the directors.

(C)	An alternate director is entitled to receive notices of meetings of the directors, except when absent from both the United Kingdom and The Netherlands. He is entitled to attend and vote as a director at any meeting at which the director appointing him is not personally present and generally at that meeting is entitled to perform all of the functions of his appointor as a director. The provisions of these articles regulating the meeting apply as if he (instead of his appointor) were a director. If he is himself a director, or he attends any meeting as an alternate director for more than one director, he can vote cumulatively for himself and for each other director he represents but he cannot be counted more than once for the purposes of the quorum. An alternate director’s signature to any resolution in writing of the directors is as effective as the signature of his appointor, unless the notice of his appointment provides to the contrary. This article also applies in a similar fashion to any meeting of a committee of which his appointor is a member. Except as set out in this article, an alternate director:
(i)	does not have power to act as a director;

(ii)	is not deemed to be a director for the purposes of these articles; and

(iii)	is not deemed to be the agent of his appointor.
(D)	An alternate director is entitled to contract and be interested in and benefit from contracts, transactions or arrangements and to be repaid expenses and to be indemnified by the company to the same extent as if he were a director. However, he is not entitled to receive from the company as an alternate director any pay, except for that part (if any) of the pay otherwise payable to his appointor as his appointor may tell the company in writing to pay to his alternate director.

(E)	In this article references to “written notice” and to “in writing” include the use of electronic communications subject to any terms and conditions decided on by the directors.

100.	Executive Directors

(A)	The directors or any committee authorised by the directors can appoint one or more directors to any executive position, on such terms and for such period (subject to the provisions of the Companies Act) as they think fit. They can also terminate or vary an appointment at any time. The directors or any committee authorised by the directors will decide how much remuneration a director appointed to an executive office will receive (whether as salary, commission, profit share or any other form of remuneration) and whether this is in addition to or in place of his fees as a director.

(B)	If the directors terminate the appointment, the termination will not affect any right of the company or the director in relation to any breach of any employment contract which may be involved in the termination.

101.	Directors’ Fees

The total fees paid to all of the directors (excluding any payments made under any other provision of these articles) must not exceed:
(i)	£2,500,000 a year; or

(ii)	any higher sum decided on by an ordinary resolution at a general meeting.
It is for the directors to decide how much to pay each director by way of fees under this article.

102.	Additional Remuneration

The directors or any committee authorised by the directors can award extra fees to any director who, in their view, performs any special or extra services for the company. Extra fees can take the form of salary or other benefits (and can be paid partly in one way and partly in another). This is all decided by the directors or any committee authorised by the directors.

103.	Expenses

The company can pay the reasonable travel, hotel and incidental expenses of each director incurred in attending and returning from general meetings, meetings of the directors or committees of the directors or any other meetings which as a director he is entitled to attend. The company will pay all other expenses properly and reasonably incurred by each director in connection with the company’s business or in the performance of his duties as a director. As far as the legislation allows, the company can also fund a director’s expenditure on defending proceedings as provided in the legislation.

104.	Pensions and Gratuities for Directors

(A)	The directors or any committee authorised by the directors can decide whether to provide pensions, annual payments or other benefits to any director or former director of the company, or any relation or dependant of, or person connected to, such a person. The directors can also decide to contribute to a scheme or fund or to pay premiums to a third party for these purposes. The company can only provide pensions and other benefits to persons who are or were directors but who have not been employed by, or held an office or executive position in, the company or any of its subsidiary undertakings or former subsidiary undertakings or any predecessor in business of the company or any such other company or to relations or dependants of, or persons connected to, these directors or former directors if the shareholders approve this by passing an ordinary resolution.

(B)	A director or former director will not be accountable to the company or the shareholders for any benefit provided pursuant to this article. Anyone receiving such a benefit will not be disqualified from being or becoming a director of the company.

105.	Permitted Interests and Voting

(A)	If the legislation allows and he has disclosed the nature and extent of his interest to the directors, a director can do any one or more of the following:
(i)	have any kind of interest in a contract with or involving the company;

(ii)	have any kind of interest in a contract with or involving another company in which the company has an interest;

(iii)	alone, or through some firm with which he is associated, do paid professional work for the company or another company in which the company has an interest (other than as auditor);

(iv)	hold a position (other than auditor) in the company as well as being a director; and

(v)	have any kind of interest in a company in which the company has an interest (including holding a position in that company or being a shareholder of that company).
(B)	A director does not have to hand over to the company any benefit he receives or profit he makes as a result of anything allowed under article 105(A) nor is any type of contract allowed under article 105(A) liable to be avoided.

(C)	When a director knows that he is in any way interested in a contract with the company, he must tell the other directors. A general notice given to the directors that a director has an interest of the kind stated in the notice in a contract involving any company or person identified in the notice is treated as a standing disclosure that the director has that interest. This notice must either be given at a directors’ meeting or read out at the next directors’ meeting after it has been given.

(D)	Unless these articles say otherwise, a director cannot vote on a resolution about a contract in which he has an interest which he knows is material (and if he does vote, his vote will not be counted). For this purpose, interests of a person who is connected with a director are added to the interests of the director. Interests purely as a result of having an interest in the company’s shares, debentures or other securities are disregarded. If a director cannot vote on a resolution, the director cannot be counted in the quorum when the directors vote on that resolution.

(E)	However, a director can vote, and be counted in the quorum, on a resolution about any of the following things, as long as the only material interest he has in it is included in the following list:
(i)	a resolution about giving him any guarantee, security or indemnity for any money which he, or any other person, has lent at the request, or for the benefit, of the company or any of its subsidiary undertakings;

(ii)	a resolution about giving him any guarantee, security or indemnity for any liability which he, or any other person, has incurred at the request, or for the benefit of, the company or any of its subsidiary undertakings;

(iii)	a resolution about giving any guarantee, security or indemnity to any other person for a debt or obligation which is owed by the company or any of its subsidiary undertakings to that other person, if the director has taken responsibility for some or all of that debt or obligation. The director can take this responsibility by giving a guarantee, indemnity or security;

(iv)	a resolution relating to an offer by the company or any of its subsidiary undertakings of any shares or debentures or other securities for subscription or purchase, if the director takes part because he is a holder of shares, debentures or other securities, or if he takes part in the underwriting or sub-underwriting of the offer;

(v)	a resolution about a contract involving any other company if the director has an interest of any kind in that company (including an interest by holding any position in that company, or by being a shareholder of that company). This does not apply if he knows that he owns one per cent. or more of that company;

(vi)	a resolution about a contract relating to an arrangement for the benefit of employees of the company or any of its subsidiary undertakings which only gives him benefits which are also generally given to the employees to whom the arrangement relates;

(vii)	a resolution about a contract relating to any insurance which the company can buy or renew for the benefit of directors or of a group of persons which includes directors; or

(viii)	a resolution about a contract relating to a pension, superannuation or similar scheme or a retirement, death or disability benefits scheme or employees’ share scheme, which gives the director benefits which are also generally given to the employees to whom the scheme relates.
(F)	A director cannot vote or be counted in the quorum on a resolution relating to appointing that director to a position with the company or a company in which the company has an interest or the terms or termination of the appointment.

(G)	This article applies if the directors are considering proposals about appointing two or more directors to positions with the company or any company in which the company has an interest. It also applies if the directors are considering setting or changing the terms of their appointment. These proposals can be split up to deal with each director separately. If this is done, each director can vote and be included in the quorum for each resolution, except any resolution concerning him or concerning the appointment of another director to a position with a company in which the company is interested where the director owns one per cent. or more of that company.

(H)	Subject to the legislation and these articles, the directors can exercise or arrange for the exercise of the voting rights attached to any shares in another company held by the company and the voting rights which they have as directors of that company in any way that they decide. This includes voting in favour of a resolution appointing any of them as directors or officers of that company and deciding their remuneration. Subject to the legislation and these articles, they can also vote and be counted in the quorum as directors of the company in connection with any of these things.

(I)	If a question comes up at a meeting about whether a director (other than the chairman of the meeting) has a material interest, or whether he can vote or be counted in the quorum, and the director does not agree to abstain from voting on the issue or not to be counted in the quorum, the question must be referred to the chairman of the meeting. The ruling of the chairman of the meeting about any other director is final and conclusive, unless the nature and extent of the director’s interests have not been fairly disclosed to the directors. If the question comes up about the chairman of the meeting, the question shall be decided by a resolution of the directors. The chairman of the meeting cannot vote on the question but can be counted in the quorum. The directors’ resolution about the chairman of the meeting is conclusive, unless the nature and extent of the interests of the chairman of the meeting have not been fairly disclosed to the directors.

(J)	In this article:
(i)	a reference to a contract includes a reference to an existing or proposed contract, transaction or arrangement;

(ii)	a director will be treated as owning one per cent. or more of a company if he (together with persons connected with him) holds an interest in shares representing one per cent. or more of a class of equity share capital (calculated exclusive of any shares of that class in that company held as treasury shares) or the voting rights of that company; in relation to an alternate director, an interest of his appointor shall be treated as an interest of the alternate director without prejudice to any interest which the alternate director has otherwise;

(iii)	where a company in which a director (taken together with any interest of any person connected with him) owns one per cent. or more is materially interested in a contract, the director will also be treated as being materially interested in that contract; and

(iv)	interests which are unknown to the director and which it is unreasonable to expect him to know about are ignored.
(K)	Subject to the legislation, the company can by ordinary resolution suspend or relax the provisions of this article to any extent or ratify any contract which has not been properly authorised in accordance with this article.

106.	General Powers of Company Vested in Directors

(A)	The directors will manage the company’s business. They can use all the company’s powers except where the memorandum, these articles or the legislation say that powers can only be used by the shareholders voting to do so at a general meeting. The general management powers under this article are not limited in any way by specific powers given to the directors by other articles.

(B)	The directors are, however, subject to:
(i)	the provisions of the legislation;

(ii)	the requirements of the memorandum and these articles; and

(iii)	any regulations laid down by the shareholders by passing a special resolution at a general meeting.
(C)	If a change is made to the memorandum or these articles or if the shareholders lay down any regulation relating to something which the directors have already done which was within their powers, that change or regulation cannot invalidate the directors’ previous action.

107.	Borrowing Powers

(A)	The directors can exercise all the company’s powers:
(i)	to borrow money;

(ii)	to mortgage or charge all or any of the company’s undertaking, property and assets (present and future) and uncalled capital;

(iii)	to issue debentures and other securities; and

(iv)	to give security, either outright or as collateral security, for any debt, liability or obligation of the company or of any third party.

(B)	(i)	The directors must limit the borrowings of the company and exercise all voting and other rights or powers of control exercisable by the company in relation to its subsidiary undertakings so as to ensure that the total amount of the group’s borrowings does not exceed two times the company’s adjusted capital and reserves. This affects subsidiary undertakings only to the extent that the directors can do this by exercising these rights or powers of control.

	(ii)	This limit can be exceeded if the consent of the shareholders has been given in advance by passing an ordinary resolution.

	(iii)	This limit does not include any borrowings owing by one member of the group to another member of the group.
(C)	Adjusted capital and reserves

The company’s adjusted capital and reserves will be established by the following calculations:

Add:
(i)	the amount paid up on the company’s issued share capital (including any shares held as treasury shares); and

(ii)	the amount standing to the credit of the reserves of the company (which include any share premium account, capital redemption reserve or merger reserve and any credit balance on the company’s profit and loss account), using the figures shown on the then latest audited balance sheet.

Then:
(iii)	deduct any debit balance on profit and loss account at the date of the audited balance sheet (if such a deduction has not already been made on that account); and

(iv)	make any adjustments needed to reflect any changes since the date of the audited balance sheet to the amount of paid up share capital or reserves.
(D)	Borrowings

When calculating the group’s borrowings, the directors will include not only borrowings but also the following (unless these have already been included in borrowings):
(i)	the amount of any issued and paid up share capital (other than equity share capital) of any subsidiary undertaking beneficially owned otherwise than by a member of the group;

(ii)	the amount of any other issued and paid up share capital and the principal amount of any debentures or borrowed moneys not beneficially owned by a member of the group where a member of the group has given a guarantee or indemnity for its redemption or repayment or where a member of the group may have to buy such share capital, debenture or borrowed money;

(iii)	the amount outstanding under any acceptance credits opened for or in favour of any member of the group;

(iv)	the principal amount of any debenture (whether secured or unsecured) issued by any member of the group which is not beneficially owned by any other member of the group;

(v)	any fixed or minimum premium payable on the final repayment of any borrowing or deemed borrowing; and

(vi)	the minority proportion of moneys borrowed by a member of the group and owing to a partly-owned subsidiary undertaking.
However, the directors will not include the following items in the borrowings:
(vii)	amounts borrowed by any member of the group to repay some or all of any other borrowings of any member of the group (but this exclusion will only apply if the original debt is discharged within six months from the new borrowing);

(viii)	amounts borrowed by any member of the group to finance any contract where part of the price receivable by any member of the group is guaranteed or insured by the Export Credits Guarantee Department or any other similar government department or agency (but this exclusion will only apply up to an amount equal to the amount guaranteed or insured);

(ix)	amounts borrowed by, or amounts secured on assets of, an undertaking which became a subsidiary undertaking of the company after the date of the last audited balance sheet (but this exclusion will only apply up to an amount equal to the amount of borrowing, or amounts secured on assets, of the undertaking at the time immediately after it became a subsidiary undertaking); or

(x)	the minority proportion of moneys borrowed by a partly-owned subsidiary undertaking which is not owing to another member of the group.
(E)	Any foreign currency amounts will be translated into US dollars when calculating total borrowings. The exchange rate applied will be the exchange rate on the last business day:
(i)	before the date of the calculation; or

(ii)	six months before the date of the calculation,
whichever exchange rate produces the lower figure.

The exchange rate will be taken as the spot rate in London which is recommended by a London clearing bank (chosen by the directors for this purpose) as the most appropriate rate for buying the relevant currency for US dollars on the relevant day.

(F)	If the amount of adjusted capital and reserves is being calculated in connection with a transaction involving a company becoming or ceasing to be a member of the group, the amount is to be calculated as if the transaction had already occurred.

(G)	The audited balance sheet of the company will be taken as the audited balance sheet of the company prepared for the purposes of the legislation. However, if an audited consolidated balance sheet relating to the company and its subsidiary undertakings has been prepared for the same financial year, the audited consolidated balance sheet will be used instead. In that case, all references to reserves and profit and loss account will be taken to be references to consolidated reserves and consolidated profit and loss account respectively.

(H)	The company can from time to time change the accounting convention applied in the preparation of the audited balance sheet, but any new convention applied must comply with the requirements of the legislation. If the company prepares a supplementary audited balance sheet applying a different convention from the main audited balance sheet, the main audited balance sheet will be taken as the audited balance sheet for the purposes of the calculations under these articles.

(I)	The group will be taken as the company and its subsidiary undertakings (if any).

(J)	For the purposes of this article the minority proportion means a proportion equal to the proportion of the issued share capital of a partly-owned subsidiary undertaking which does not belong to a member of the group.

(K)	A certificate or report by the company’s auditors:
(i)	as to the amount of the adjusted capital and reserves;

(ii)	as to the amount of any borrowings; or

(iii)	to the effect that the limit imposed by this article has not been or will not be exceeded at any particular time, will be conclusive evidence of that amount or that fact.
(L)	Until the audited consolidated balance sheet of the company and its subsidiary undertakings as at 31 December 2005 is available, the company’s adjusted capital and reserves referred to in article 107(B) shall be deemed to be $90,425,000,000.

108.	Agents

(A)	The directors can appoint anyone as the company’s attorney by granting a power of attorney or by authorising them in some other way. Attorneys can either be appointed directly by the directors or the directors can give someone else the power to select attorneys. The directors or the persons who are authorised by them to select attorneys can decide on the purposes, powers, authorities and discretions of attorneys. But they cannot give an attorney any power, authority or discretion which the directors do not have under these articles.

(B)	The directors can decide how long a power of attorney will last for and attach any conditions to it. The power of attorney can include any provisions which the directors decide on for the protection and convenience of anybody dealing with the attorney. The power of attorney can allow the attorney to grant any or all of his power, authority or discretion to any other person.

(C)	The directors can:
(i)	delegate any of their authority, powers or discretions to any manager or agent of the company;

(ii)	allow managers or agents to delegate to another person;

(iii)	remove any persons they have appointed in any of these ways; and

(iv)	cancel or change anything that they have delegated, although this will not affect anybody who acts in good faith who has not had any notice of any cancellation or change.
Any appointment or delegation by the directors which is referred to in this article can be on any conditions decided on by the directors.
(D)	The ability of the directors to delegate under this article applies to all their powers and is not limited because certain articles refer to powers being exercised by the directors or by a committee authorised by the directors while other articles do not.

109.	Delegation to Individual Directors

(A)	The directors can give a director any of the powers which they have jointly as directors (with power to sub-delegate). These powers can be given on terms and conditions decided on by the directors either in parallel with, or in place of, the powers of the directors acting jointly.

(B)	The directors can change the basis on which such powers are given or withdraw such powers. But if a person deals with an individual director in good faith without knowledge of the change or withdrawal, he will not be affected by it.

(C)	The ability of the directors to delegate under this article applies to all their powers and is not limited because certain articles refer to powers being exercised by the directors or by a committee authorised by the directors while other articles do not.

110.	Official Seals

The directors can use all the powers given by the legislation relating to official seals.

111.	Registers

The company can use the powers given by the legislation to keep an overseas, local or other register. The directors can make and/or change any regulations previously made by them relating to any of such registers, as long as the legislation allows this.

112.	Provision for Employees

The directors can exercise the powers under the legislation to make provision for the benefit of employees or former employees of the company or any of its subsidiaries in connection with the cessation or transfer of the whole or part of the business of the company or that subsidiary.

113.	Directors’ Meetings

All meetings of directors will usually be held in The Netherlands but the directors will decide in each case when and where to have meetings and how they will be conducted. They can also adjourn their meetings. A directors’ meeting can be called by any director. The secretary must call a directors’ meeting if asked to by a director.

114.	Notice of Directors’ Meeting

Directors’ meetings are called by giving notice to all the directors. Notice can be given personally, by word of mouth or in writing to the director’s last known address or any other address given by him to the company for this purpose. A director who is, or is going to be, out of the United Kingdom or The Netherlands can ask the directors to send notices in writing of meetings to him at an address given by him to the company for this purpose, but such notices do not need to be given any earlier than notices given to directors who are in the United Kingdom or The Netherlands. Unless he asks for notices to be sent to him in this way, a director who is out of the United Kingdom or The Netherlands is not entitled to be given notice of any directors’ meetings. Any director can waive notice of any directors’ meeting, including one which has already taken place. In this article references to “in writing” include the use of electronic communications subject to any terms and conditions decided on by the directors.

115.	Quorum

If no other quorum is fixed by the directors, two directors are a quorum. Subject to these articles, if a director ceases to be a director at a board meeting, he can continue to be present and to act as a director and be counted in the quorum until the end of the meeting if no other director objects and if otherwise a quorum of directors would not be present.

116.	Directors below Minimum through Vacancies

Even if one or more directors stops being a director the remaining directors can continue to act. But if the number of directors falls below the minimum which applies under these articles, or the number fixed as the quorum for directors’ meetings, the remaining director(s) may only act to:
(i)	appoint further director(s) to make up the shortfall; or

(ii)	convene general meetings.

If no director or directors are willing or able to act under this article, any two shareholders (excluding any shareholder holding shares as treasury shares) can call a general meeting to appoint extra director(s).

117.	Appointment of Chairman

(A)	The directors can appoint any director as chairman or as deputy chairman and can remove him from that office at any time. If the chairman is at a directors’ meeting, he will chair it. In his absence, the chair will be taken by a deputy chairman, if one is present. If more than one deputy chairman is present, they will agree between them who should chair the meeting or, if they cannot agree, the deputy chairman longest in office as a director will take the chair. If there is no chairman or deputy chairman present within five minutes of the time when the directors’ meeting is due to start, the directors who are present can choose which one of them will be the chairman of the meeting.

(B)	References in these articles to a deputy chairman include, if no one has been appointed with that title, a person appointed to a position with another title which the directors designate as equivalent to the position of deputy chairman.

118.	Competence of Meetings

A directors’ meeting at which a quorum is present can exercise all the powers and discretions of the directors.

119.	Voting

Matters to be decided at a directors’ meeting will be decided by a majority vote. If votes are equal, the chairman of the meeting has a second, casting vote.

120.	Delegation to Committees

(A)	The directors can delegate any of their powers or discretions to committees of one or more persons. If the directors have delegated any power or discretion to a committee, any references in these articles to using that power or discretion include its use by the committee. Any committee must comply with any regulations laid down by the directors. These regulations can require or allow persons who are not directors to be members of the committee, and can give voting rights to such persons. But:
(i)	there must be more directors on a committee than persons who are not directors; and

(ii)	a resolution of the committee is only effective if a majority of the members of the committee present at the time of the resolution were directors.
(B)	Unless the directors decide not to allow this, any committee can sub-delegate any of its powers or discretions to sub-committees. Reference in these articles to committees include sub-committees permitted under this article.

(C)	If a committee consists of more than one person, the articles which regulate directors’ meetings and their procedure and resolutions of directors will also apply to committee meetings (if they can apply to committee meetings) and resolutions of committees unless these are inconsistent with any regulations for the committee which have been laid down under this article.

(D)	The ability of the directors to delegate under this article applies to all their powers and discretions and is not limited because certain articles refer to powers and discretions being exercised by committees authorised by directors while other articles do not.

121.	Participation in Meetings by Telephone

All or any of the directors can take part in a meeting of the directors by way of a conference telephone or any communication equipment which allows everybody to take part in the meeting by being able to hear each of the other persons at the meeting and by being able to speak to all of them at the same time. A person taking part in this way will be treated as being present at the meeting and will be entitled to vote and be counted in the quorum. Any such meeting will be deemed to take place where the largest group of directors participating is assembled or, if there is no such group, where the chairman of the meeting then is.

122.	Resolution in Writing

A resolution in writing of which notice has been given to all directors who at the time are entitled to receive notice of a directors’ meeting and who would be entitled to vote on the resolution at a directors’ meeting must be signed by a majority of such directors (who together meet the quorum requirement for directors’ meetings). This kind of resolution is just as valid and effective as a resolution passed by those directors at a meeting which is properly called and held. The resolution can be passed using several copies of the resolution if each copy is signed by one or more directors. In this article references to “in writing” include the use of electronic communications subject to any terms and conditions decided on by the directors.

123.	Validity of Acts of Directors or Committee

Everything which is done by any directors’ meeting, or by a committee of the directors, or by a person acting as a director, or as a member of a committee, will be valid even if it is discovered later that any director, or person acting as a director, was not properly appointed. This also applies if it is discovered later that anyone was disqualified from being a director, or had ceased to be a director or was not entitled to vote. In any of these cases, anything done will be as valid as if there was no defect or irregularity of the kind referred to in this article.

124.	Appointment and Removal of the Secretary

The directors can appoint the secretary for such term and upon such conditions as they see fit; and any secretary so appointed can be removed by the directors.

125.	Use of Seals

(A)	The directors must arrange for every seal of the company to be kept safely.

(B)	A seal can only be used with the authority of the directors or a committee authorised by the directors.

(C)	Subject as otherwise provided in these articles or as determined by the directors, every document which is sealed using the common seal must be signed by one director and the secretary, or by two directors or by any other person or persons authorised by the directors.

(D)	Any document to which the official seal is applied need not be signed, unless the directors decide otherwise or the legislation requires otherwise, and may be impressed by mechanical means or by printing the seal or a facsimile of it on the instrument.

(E)	The directors can resolve that the requirement for any counter-signature in this article can be dispensed with on any occasion.

126.	Declaration of Dividends by Company

The company’s shareholders can declare dividends in accordance with the rights of the shareholders by passing an ordinary resolution. No such dividend can exceed the amount recommended by the directors.

127.	Payment of Interim and Fixed Dividends by Directors

Subject to the legislation, if the directors consider that the financial position of the company justifies such payments, they can pay:
(i)	the fixed or other dividends on any class of shares on the dates prescribed for the payment of those dividends; and

(ii)	interim dividends on shares of any class of any amounts and on any dates and for any periods which they decide.
If the directors act in good faith, they will not be liable for any loss that any shareholders may suffer because a lawful dividend has been paid on other shares which rank equally with or behind their shares.

128.	Calculation of Dividends

All dividends will be divided and paid in proportions based on the amounts paid up on the shares during any period for which the dividend is paid. Sums which have been paid up in advance of calls will not count as paid up for this purpose. If the terms of any share say that it will be entitled to a dividend as if it were a fully paid up, or partly paid up, share from a particular date (in the past or future), it will be entitled to a dividend on this basis. This article applies unless these articles, the rights attached to any shares, or the terms of any shares, say otherwise.

129.	Currency of Dividends

(A)	Unless the rights attached to any shares, the terms of any shares or these articles say otherwise, a dividend or any other money payable in respect of a share can be declared and paid in any currency the directors decide using an exchange rate selected by the directors for any currency conversions required. The directors can also decide how any costs relating to the choice of currency will be met.

(B)	The directors can offer shareholders the choice to receive dividends and other money payable in respect of their shares in a currency other than that in which the dividend or other money payable is declared on such terms and conditions as the directors may prescribe from time to time.

130.	Amounts Due on Shares can be Deducted from Dividends

If a shareholder owes the company any money for calls on shares or money in any other way relating to his shares, the directors can deduct any of this money from any dividend or other money payable to the shareholder on or in respect of any share held by him. Money deducted in this way can be used to pay amounts owed to the company.

131.	No Interest on Dividends

Unless the rights attached to any shares, or the terms of any shares, say otherwise, no dividend or other sum payable by the company on or in respect of its shares carries a right to interest from the company.

132.	Payment Procedure

(A)	Any dividend or other money payable in cash relating to a share can be paid by sending a cheque, warrant or similar financial instrument payable to the shareholder who is entitled to it by post addressed to his registered address. Or it can be made payable to someone else named in a written instruction from the shareholder (or all joint shareholders) and sent by post to the address specified in that instruction. A dividend can also be paid by inter-bank transfer or by other electronic means (including payment through CREST) directly to an account with a bank or other financial institution (or other organisation operating deposit accounts if allowed by the company) named in a written instruction from the person entitled to receive the payment under this article. Such account is to be an account in the United Kingdom unless the share on which the payment is to be made is held by Euroclear Nederland and the Securities Giro Act applies to such share. Alternatively, a dividend can be paid in some other way requested in writing by the shareholder (or all joint shareholders) and agreed with the company.

(B)	For joint shareholders or persons jointly entitled to shares by law, payment can be made to the shareholder whose name stands first in the register. The company can rely on a receipt for a dividend or other money paid on shares from any one of them on behalf of all of them.

(C)	Cheques, warrants and similar financial instruments are sent, and payment in any other way is made, at the risk of the person who is entitled to the money. The company is treated as having paid a dividend if the cheque, warrant or similar financial instrument is cleared or if a payment is made through CREST, bank transfer or other electronic means. The company will not be responsible for a payment which is lost or delayed.

(D)	Dividends can be paid to a person who has become entitled to a share by law as if he were the holder of the share.

133.	Uncashed Dividends

(A)	The company can stop sending dividend payments through the post, or cease using any other method of payment (including payment through CREST), for any dividend if:
(i)	for two consecutive dividends:
(a)	the dividend payments sent through the post have been returned undelivered or remain uncashed during the period for which they are valid; or

(b)	the payments by any other method have failed; or
(ii)	for any one dividend:
(a)	the dividend payment sent through the post has been returned undelivered or remains uncashed during the period for which it is valid; or

(b)	the payment by any other method has failed,
and reasonable enquiries have failed to establish any new address or account of the registered shareholder.
(B)	Subject to these articles, the company must recommence sending dividend payments if requested in writing by the shareholder or the person entitled to a share by law.

134.	Forfeiture of Unclaimed Dividends

Where any dividends or other amounts payable on a share have not been claimed, the directors can invest them or use them in any other way for the company’s benefit until they are claimed. The company will not be a trustee of the money and will not be liable to pay interest on it. If a dividend or other money has not been claimed for 12 years after being declared or becoming due for payment, it will be forfeited and go back to the company unless the directors decide otherwise.
135.	Dividends Not in Cash

If recommended by the directors, the company can pass an ordinary resolution that a dividend be paid wholly or partly by distributing specific assets (and, in particular, paid up shares or debentures of any other company). Where any difficulty arises on such a distribution, the directors can resolve it as they decide. For example, they can:

(i)	authorise any person to sell and transfer any fractions;

(ii)	ignore any fractions;

(iii)	value assets for distribution purposes;

(iv)	pay cash of a similar value to adjust the rights of shareholders; and/or

(v)	vest any assets in trustees for the benefit of more than one shareholder.
136.	Scrip Dividends

The directors can offer ordinary shareholders (excluding any shareholder holding shares as treasury shares) the right to choose to receive extra ordinary shares, which are credited as fully paid up, instead of some or all of their cash dividend. Before they can do this, shareholders must have passed an ordinary resolution authorising the directors to make this offer.
(i)	The ordinary resolution can apply to some or all of a particular dividend or dividends. Or it can apply to some or all of the dividends which may be declared or paid in a specified period. The specified period must not end later than the fifth anniversary of the date on which the ordinary resolution is passed.

(ii)	The directors can also offer shareholders the right to request new shares instead of cash for all future dividends (if a share alternative is available), until they tell the company that they no longer wish to receive new shares.

(iii)	A shareholder will be entitled to A shares or B shares whose total “relevant value” is as near as possible to the cash dividend he would have received (disregarding any tax credit), but not more than it. The relevant value of a share is the average value of the A shares or B shares (as applicable) for the five dealing days starting from, and including, the day when the shares are first quoted “ex dividend”. This average value is worked out from the market value of the A shares or B shares (as applicable) for the relevant dealing days.

(iv)	The ordinary resolution can require that the relevant value is worked out in some different way. A certificate or report by the auditors stating the relevant value of a share for any dividend will be conclusive evidence of that value.

(v)	After the directors have decided how many new shares ordinary shareholders will be entitled to, they can notify them in writing of their right to opt for new shares. This notice should also say how, where and when shareholders must notify the company if they wish to receive new shares. Where shareholders have opted to receive new shares in place of all future dividends, if new shares are available, the company will not need to notify them of a right to opt for new shares. No shareholders will receive a fraction of a share. The directors can decide how to deal with any fractions left over. For example, they can decide that the benefit of these fractions belongs to the company or that fractions are ignored or deal with fractions in some other way.

(vi)	If a notice informing any shareholders of their right to opt for new shares is accidentally not sent or is not received, the offer will not be invalid as a result nor give rise to any claim, suit or action.

(vii)	The directors can exclude or restrict the right to opt for new shares or make any other arrangements where they decide that this is necessary or convenient to deal with any of the following legal or practical problems:
(a)	problems relating to laws of any territory; or

(b)	problems relating to the requirements of any recognised regulatory body or stock exchange in any territory, or where the directors believe that for any other reason the right should not be given.
(viii)	If a shareholder has opted to receive new shares, no dividend on the shares for which he has opted to receive new shares (which are called the “elected shares”), will be declared or payable. Instead, new ordinary shares will be allotted on the basis set out earlier in this article. To do this, the directors will convert into capital the sum equal to the total amount of the new ordinary shares to be allotted. They will use this sum to pay up in full the appropriate number of new ordinary shares. These will then be allotted and distributed to the holders of the elected shares on the basis set out above. The sum to be converted into capital can be taken from:
(a)	any amount which is then in any reserve or fund (including the share premium account, any capital redemption reserve, any merger reserve and the profit and loss account); or

(b)	any other sum which is available to be distributed.
(ix)	The new ordinary shares will rank equally in all respects with the existing fully paid up ordinary shares at the time when the new ordinary shares are allotted. But they will not be entitled to share in the dividend from which they arose, or to have new shares instead of that dividend.

(x)	The directors can decide that new shares will not be available in place of any cash dividend. They can decide this at any time before new shares are allotted in place of such dividend, whether before or after shareholders have opted to receive new shares.

(xi)	The directors can decide how any costs relating to making new shares available in place of a cash dividend will be met. For example, they can decide that an amount will be deducted from the entitlement of a shareholder under this article.

(xii)	Unless the directors decide otherwise or unless the Uncertificated Securities Regulations and/or the rules of CREST require otherwise, any new ordinary shares which a shareholder has chosen to receive instead of some or all of his cash dividend will be:

(a)	CREST shares if the corresponding elected shares were CREST shares on the record date for that dividend; and

(b)	certificated shares if the corresponding elected shares were certificated shares on the record date for that dividend.
(xiii)	Unless the directors decide otherwise, any new ordinary shares which a shareholder has chosen to receive instead of some or all of his cash dividend will be:
(a)	A shares if the corresponding elected shares are A shares; and

(b)	B shares if the corresponding elected shares are B shares.
137.	Power to Capitalise Reserves and Funds
(A)	If recommended by the directors, the company’s shareholders can pass an ordinary resolution to capitalise any sum:
(i)	which is part of any of the company’s reserves (including premiums received when any shares were issued, capital redemption reserves, merger reserves or other undistributable reserves); or

(ii)	which the company is holding as net profits.
(B)	Unless the ordinary resolution states otherwise, the directors will use the sum which is capitalised by setting it aside for the ordinary shareholders on the register at the close of business on the day the resolution is passed (or another date stated in the resolution or fixed as stated in the resolution) and in the same proportions as the ordinary shareholders’ entitlement to dividends (or in other proportions stated in the resolution or fixed as stated in the resolution). The sum set aside can be used:
(i)	to pay up some or all of any amount on any issued shares which has not already been called, or paid in advance; or

(ii)	to pay up in full unissued shares, debentures or other securities of the company which would then be allotted and distributed, credited as fully paid, to shareholders.
However, a share premium account, a capital redemption reserve, a merger reserve or any reserve or fund representing unrealised profits, can only be used to pay up in full the company’s unissued shares. Where the sum capitalised is used to pay up in full unissued shares, the company is also entitled to participate in the relevant distribution in relation to any shares of the relevant class held by it as treasury shares and the proportionate entitlement of the relevant class of shareholders to the distribution will be calculated on this basis.

(C)	The directors can appoint any person to sign a contract with the company on behalf of those who are entitled to shares, debentures or other securities under the resolution. Such a contract is binding on all concerned.

138.	Settlement of Difficulties in Distribution

If any difficulty arises in connection with any distribution of any capitalised reserve or fund, the directors can resolve it in any way which they decide. For example, they can deal with entitlements to fractions by deciding that the benefit of fractions belong to the company or that fractions are ignored or deal with fractions in some other way.

139.	Power to Choose Any Record Date

This article applies to any dividend on any shares, or any distribution, allotment or issue to the holders of any shares. These can be paid or made to the registered holder or holders of the shares, or to anyone entitled in any other way, at a particular time on a particular day selected by the directors. They will be based on the number of shares registered at that time on that day, even if this is before any resolution to authorise what is being done was passed. This article applies whether what is being done is the result of a resolution of the directors, or a resolution at a general meeting. The time and date can be before the dividend or distribution is to be paid or the allotment or issue of share is to be made, or before any relevant resolution was passed.

140.	Records to be Kept

The directors must ensure that proper accounting records that comply with the legislation are kept to record and explain the company’s transactions and show its financial position with reasonable accuracy.

141.	Inspection of Records

A shareholder is not entitled to inspect any of the company’s accounting records or other books or papers unless:
(i)	the legislation or a proper court order gives him that right;

(ii)	the directors authorise him to do so; or

(iii)	the shareholders authorise him to do so by ordinary resolution.
142.	Summary Financial Statements

The company can send summary financial statements to its shareholders instead of copies of its full reports and accounts and for the purposes of this article sending includes using electronic communications and publication on a website in accordance with the legislation.

143.	Service of Notices

(A)	The company can send any notice or other document, including a share certificate, to a shareholder:
(i)	by delivering it to him personally;

(ii)	by addressing it to him and posting it to, or leaving it at, the shareholder’s registered address;

(iii)	through CREST, where the notice or document relates to CREST shares; or

(iv)	as authorised in writing by the relevant shareholder.
(B)	Where appropriate the company can also send any notice or other document by using electronic communications and by publication on a website in accordance with the legislation.

(C)	Where there are joint shareholders, the notice or other document can be sent to any one of the joint holders and will be treated as having been sent to all the joint holders.

144.	Record Date for Service

Where the company sends notices or documents to shareholders, it can do so by reference to the shareholders’ register as it stands at any time not more than 15 days before the date the notice or document is sent. Any change of details on the register after that time will not invalidate the sending and the company is not obliged to send the same notice or document to any person entered on the shareholders’ register after the date selected by the company.

145.	Members Resident Abroad or on Branch Registers

(A)	If a shareholder’s address on the register is outside the United Kingdom or The Netherlands, he can give the company a United Kingdom or a Netherlands postal address to which notices and other documents can be sent to him. If he does, he is entitled to have notices and other documents sent to him at that address. Alternatively, a shareholder whose address on the register is outside the United Kingdom or The Netherlands can give the company an address for the purposes of electronic communications. If he does, notices and other documents may be sent to him at that address, but this will be at the absolute discretion of the directors. Otherwise, subject to the provisions of the Listing Rules, he is not entitled to receive any notices or other documents from the company.

(B)	For a shareholder registered on a branch register, notices or documents can be posted or despatched in the United Kingdom or in the country where the branch register is kept.

146.	Service of Notices on Persons Entitled by Transmission

This article applies where a shareholder has died or become bankrupt or is in liquidation, or where someone else has otherwise become entitled by law to that shareholder’s shares, but is still registered as a shareholder. It applies whether he is registered as a sole or joint shareholder. A person who is entitled to that shareholder’s shares by law, and who proves this to the reasonable satisfaction of the directors, can give the company a United Kingdom or Netherlands postal address for the sending of notices and other documents. If this is done, notices and other documents must be sent to that address. Alternatively, a person who is entitled to that shareholder’s shares by law, and who proves this to the reasonable satisfaction of the directors, can give the company an address for the purposes of electronic communications. If this is done, notices or documents may be sent to him at that address, but this will be at the absolute discretion of the directors. Otherwise, if any notice or other document is sent to the shareholder named on the register, this will be valid despite his death, bankruptcy or liquidation or the fact that any other event giving rise to an entitlement to the shares by law has occurred. This applies even if the company knew about these things. If notices or other documents are sent in accordance with this article, there is no need to send them to any other persons who may be involved.
147.	When Notice Deemed Served

(A)	If a notice or document is sent by the company by inland post, it is treated as being received the day after it was posted if first class post (or a service similar to first class post) was used or 72 hours after it was posted if first class post (or a service similar to first class post) was not used. If a notice or document is sent by the company by airmail, it is treated as being received 72 hours after it was posted. In proving that a notice or document was received, it is sufficient to show that the envelope was properly addressed and put into the postal system with postage paid.

(B)	If a notice or document is left by the company at a shareholder’s registered address or at a postal address notified to the company in accordance with these articles by a shareholder or a person who is entitled to a share by law, it is treated as being received on the day it was left.

(C)	If a notice is sent through CREST, it is treated as being received when the company, or any CREST participant acting for the company, sends the issuer-instruction relating to the notice.

(D)	If a notice or document is sent by the company using electronic communications it is treated as being received on the day after it was sent. In the case of publication on a website, the notice or document is treated as being received on the day after notice of the publication and the address of the website is sent. Proof that a notice contained in an electronic communication was sent in accordance with guidance issued from time to time by the Institute of Chartered Secretaries and Administrators shall be conclusive evidence that the notice was given.

(E)	If a notice or document is sent by the company by any other means authorised in writing by a shareholder, it is treated as being received when the company has done what it was authorised to do by that shareholder.
148.	Notice When Post Not Available

If a general meeting cannot be called by sending notices through the post or by electronic communications because the postal service in any country to which notices will be sent to, or from which notices will be sent, or some part of such country, or the relevant electronic mail system is suspended or restricted, the directors can give notice of the meeting to shareholders affected by the suspension or restriction by publishing a notice in at least one United Kingdom and one Dutch national newspaper. Notice published in this way will be treated as being properly served on affected shareholders who are entitled to receive it on the day the advertisement appears. If it becomes generally possible to send notices by post or by electronic communications again at least six clear days before the meeting, the directors will send a copy of the notice by post or by electronic communications to those entitled to receive it by way of confirmation.

149.	Presumption Where Documents Destroyed

(A)	The company can destroy or delete:
(i)	all transfer forms or Operator-instructions transferring shares, and documents sent to support a transfer, and any other documents which were the basis for making an entry by the company on the register, after six years from the date of registration;

(ii)	all dividend and other payment instructions and notifications of a change of address or name, after two years from the date these were recorded; and

(iii)	all cancelled share certificates, after one year from the date they were cancelled.
(B)	If the company destroys or deletes a document under this article, it is conclusively treated as having been a valid and effective document in accordance with the company’s records relating to the document. Any action of the company in dealing with the document in accordance with its terms before it was destroyed or deleted is conclusively treated as having been properly taken.

(C)	This article only applies to documents which are destroyed or deleted in good faith and where the company is not on notice of any claim to which the document may be relevant.

(D)	If the documents relate to CREST shares, the company must comply with any requirements of the Uncertificated Securities Regulations which limit its ability to destroy these documents.

(E)	This article does not make the company liable if:
(i)	it destroys or deletes a document earlier than the time limit referred to in article 149(A);

(ii)	it does not comply with the conditions in article 149(C); or

(iii)	the company would not be liable if this article did not exist.
(F)	This article applies whether a document is destroyed or deleted or disposed of in some other way.

150.	Distribution of Assets Otherwise Than in Cash

If the company is wound up (whether the liquidation is voluntary, under supervision of the court or by the court), the liquidator can, with the authority of an extraordinary resolution passed by the shareholders and any other sanction required by the legislation, divide among the shareholders (excluding any shareholder holding shares as treasury shares) the whole or any part of the assets of the company. This applies whether the assets consist of property of one kind or different kinds. For this purpose, the liquidator can set such value as he considers fair upon any property and decide how such division is carried out as between shareholders or different groups of shareholders. The liquidator can transfer any part of the assets to trustees upon such trusts for the benefit of shareholders as the liquidator, acting under that resolution, decides. However, no shareholder can be compelled to accept any shares or other property under this article which carry a liability.

151.	Indemnity of Officers

As far as the legislation allows this, the company can:
(i)	indemnify any director of the company, of any associated company or of any affiliate against any liability; and

(ii)	purchase and maintain insurance against any liability for any director of the company, of any associated company or of any affiliate.
In this article, the term “director” shall include any former director.

152.	Arbitration
Unless article 153 applies:
(A)	All disputes:
(i)	between a shareholder in that shareholder’s capacity as such and the company and/or its directors arising out of or in connection with these articles or otherwise; and/or

(ii)	to the fullest extent permitted by law, between the company and any of its directors in their capacities as such or as employees of the company, including all claims made by or on behalf of the company against its directors; and/or

(iii)	between a shareholder in that shareholder’s capacity as such and the company’s professional service providers; and/or

(iv)	between the company and the company’s professional service providers arising in connection with any claim within the scope of article 152(A)(iii), shall be exclusively and finally resolved under the Rules of Arbitration of the International Chamber of Commerce (“ICC”) (the “ICC Rules”), as amended from time to time.

(B)	The tribunal shall consist of three arbitrators to be appointed in accordance with the ICC Rules.

(C)	The chairman of the tribunal must have at least 20 years experience as a lawyer qualified to practise in a common law jurisdiction within the Commonwealth (as constituted on 12 May 2005) and each other arbitrator must have at least 20 years experience as a qualified lawyer.

(D)	The place of arbitration shall be The Hague, The Netherlands.

(E)	The language of the arbitration shall be English.

(F)	These articles constitute a contract between the company and its shareholders and between the company’s shareholders inter se. This article 152 (as supplemented from time to time by any agreement to a similar effect between the company and its directors or professional service providers) also contains or evidences an express submission to arbitration by each shareholder, the company, its directors and professional service providers and such submissions shall be treated as a written arbitration agreement under the Netherlands Arbitration Act, the Arbitration Act 1996 of England and Wales and Article II of the United Nations Convention on the Recognition and Enforcement of Foreign Arbitral Awards (1958).

(G)	Each person to whom this article 152 applies hereby waives, to the fullest extent permitted by law: (i) any right under the laws of any jurisdiction to apply to any court of law or other judicial authority to determine any preliminary point of law, and/or (ii) any right it may otherwise have under the laws of any jurisdiction to appeal or otherwise challenge the award, ruling or decision of the tribunal.

153.	Exclusive Jurisdiction

(A)	This article 153 shall apply to a dispute (which would otherwise be subject to article 152) in any jurisdiction if a court in that jurisdiction determines that article 152 is invalid or unenforceable in relation to that dispute in that jurisdiction.

(B)	For the purposes of article 153(A), court shall mean any court of competent jurisdiction or other competent authority including for the avoidance of doubt, a court or authority in any jurisdiction which is not a signatory to the New York Convention.

(C)	Any proceeding, suit or action:
(i)	between a shareholder in that shareholder’s capacity as such and the company and/or its directors arising out of or in connection with these articles or otherwise; and/or

(ii)	to the fullest extent permitted by law, between the company and any of its directors in their capacities as such or as employees of the company, including all claims made by or on behalf of the company against its directors; and/or

(iii)	between a shareholder in that shareholder’s capacity as such and the company’s professional service providers and/or

(iv)	between the company and the company’s professional service providers arising in connection with any claim within the scope of article 153(C)(iii), may only be brought in the courts of England and Wales.

(D)	Damages alone may not be an adequate remedy for any breach of this article 153, so that in the event of a breach or anticipated breach, the remedies of injunction and/or an order for specific performance would in appropriate circumstances be available.
154.	General Dispute Resolution Provisions

(A)	For the purposes of articles 152 and 153, a “dispute” shall mean any dispute, controversy or claim, other than any dispute, controversy or claim relating to any failure or alleged failure by the company to pay all or part of a dividend which has been declared and which has fallen due for payment.

(B)	The governing law of these articles, including the submissions to arbitration and written arbitration agreement contained in or evidenced by article 152, shall be the substantive law of England.

(C)	The company shall be entitled to enforce articles 152 and 153 for its own benefit, and that of its directors, subsidiary undertakings and professional service providers.

(D)	References in articles 152 and 153 to:
(i)	“company” shall be read so as to include each and any of the company’s subsidiary undertakings from time to time; and

(ii)	“director” shall be read so as to include each and any director of the company from time to time in its capacity as such or as employee of the company and shall include any former director of the company; and

(iii)	“professional service providers” shall be read so as to include the company’s auditors, legal counsel, bankers, ADR depositaries and any other similar professional service providers in their capacity as such from time to time but only if and to the extent such person has agreed with the company in writing to be bound by article 152 and/or 153 (or has otherwise agreed to submit disputes to arbitration and/or exclusive jurisdiction in a materially similar way).

GLOSSARY
About the Glossary
This Glossary is to help readers understand the company’s memorandum and articles. Words are explained as they are used in the memorandum and articles — they might mean different things in other documents. This Glossary is not legally part of the memorandum or articles, and it does not affect their meaning. The explanations are intended to be a general guide — they are not precise. Words and expressions which are printed in bold in a definition have their own general explanation of their meaning which is contained in this Glossary.
abrogate If the special rights of a share are abrogated, they are cancelled or withdrawn.
adjourn Where a meeting breaks up, to be continued at a later time or day, at the same or a different place.
allot When new shares are allotted, they are set aside for the person they are intended for. This will normally be after the person has agreed to pay for a new share, or has become entitled to a new share for any other reason. As soon as a share is allotted, that person has the right to have his name put on the register of shareholders. When he has been registered, the share has also been issued.
asset Anything which is of any value to its owner.
attorney An attorney is a person who has been appointed to act for another person. The person is appointed by a formal document, called a “power of attorney”.
authorised share capital The total number of shares which a company has the potential, under its memorandum of association, to have in issue at any time. Authorised share capital includes all the shares which a company has in issue at any time as well as any shares which have been authorised by a shareholder’s meeting but are not yet issued (whether or not authority to issue them has been given under the company’s articles).
brokerage Commission which is paid to a broker by a company issuing shares where the broker’s clients have applied for shares.
call A call to pay money which is due on shares which has not yet been paid. This happens if the company issues shares which are partly paid, where money remains to be paid to the company for the shares. The money which has not been paid can be “called” for. If all the money to be paid on a share has been paid, the share is called a “fully paid share”.
capitalise To convert some or all of the reserves of a company into capital (such as shares).
capital redemption reserve A reserve which a company may have to set up to maintain the level of its capital base when shares are redeemed or bought back.
certificated form A shareholder holds a share or other security in certificated form if it is not able to be held in uncertificated form or, if it is able to be held in uncertificated form but that shareholder has requested that a certificate be issued for that share or other security (see also uncertificated form).

company representative If a corporation owns shares, it can appoint a company representative to attend a shareholders’ meeting to speak and vote for it.
consolidate When shares are consolidated, they are combined with other shares — for example, three £1 shares might be consolidated into one new £3 share.
debenture A typical debenture is a long-term borrowing by a company. The loan usually has to be repaid at a fixed date in the future and carries a fixed rate of interest.
declare Generally, when a dividend is declared, it becomes due to be paid.
electronic communication An electronic communication is a communication by means of a telecommunications system or some other system but while in electronic form. It includes fax and telephone communications and also electronic mail.
entitled to a share by law In some situations, a person will be entitled to have shares which are registered in somebody else’s name registered in his own name or to require the shares to be transferred to another person. When a shareholder dies, or the sole survivor of joint shareholders dies, his personal representatives have this right. If a shareholder is made bankrupt, his trustee in bankruptcy has the right.
ex-dividend Once a share has gone ex-dividend, a person who buys the share in the market will not be entitled to the dividend which has been declared shortly before it was bought. The seller remains entitled to this dividend even though it will be paid after he has sold his share.
executed A document is executed when it is signed or sealed or made valid in some other way.
exercise When a power is exercised, it is used.
extraordinary resolution A decision reached by a majority of at least 75 per cent. of votes cast. Shareholders must be given at least 14 days’ notice of any extraordinary resolution.
forfeit and forfeiture When a share is forfeited it is taken away from the shareholder and goes back to the company. This process is called “forfeiture”. This can happen if a call on a partly paid share is not paid on time.
fully paid shares When all of the money or other property which is due to the company for a share has been paid or received, a share is called a “fully paid share”.
indemnity and indemnify If a person gives another person an indemnity, he promises to make good any losses or damage which the other might suffer. The person who gives the indemnity is said to “indemnify” the other person.
in issue See issue.
instruments Formal legal documents.
issue When a share has been issued, everything has been done by a company to make the shareholder the owner of the share. In particular, the shareholder’s name has been put on the register. Existing shares which have been issued are called “in issue”.

lien Where the company has a lien over shares, it can take the dividends, and any other payments relating to the shares which it has a lien over, or it can sell the shares, to repay the debt and so on.
members Shareholders.
nominal amount or nominal value The amount of the share shown in a company’s account. The nominal value of both the A shares and the B shares is €0.07. This amount is shown on the share certificate for a share. When a company issues new shares this can be for a price which is at a premium to the nominal value. When shares are bought and sold on the stock market this can be for more, or less, than the nominal value. The nominal value is sometimes also called the “par value”.
officer The term officer includes (subject to the provisions of the articles) a director, secretary, any employee who reports directly to a director or any other person who the directors decide should be an officer.
Operator A person approved by the Treasury under the Uncertificated Securities Regulations as operator of a relevant system.
Operator-instruction A properly authenticated instruction sent by or on behalf of an Operator and sent or received by means of a relevant system.
ordinary resolution A decision reached by a simple majority of votes — that is by more than 50 per cent. of the votes cast.
partly paid shares If any money remains to be paid on a share, it is said to be partly paid. The unpaid money can be “called” for.
personal representatives A person who is entitled to deal with the property (the “estate”) of a person who has died. If the person who has died left a valid will, the will appoints “executors” who are personal representatives. If the person died without a will, the courts will appoint one or more “administrators” to be the personal representatives.
poll On a vote taken on a poll, the number of votes which a shareholder has will depend on the number of shares which he owns. An ordinary shareholder has one vote for each share he owns. A poll vote is different to a vote taken on a show of hands, where each person who is entitled to vote has just one vote, however many shares he owns.
power of attorney A formal document which legally appoints one or more persons to act on behalf of another person.
pre-emption rights The right of some shareholders which is given by the Companies Act to be offered a proportion of certain classes of newly issued shares and other securities before they are offered to anyone else. This offer must be made on terms which are at least as favourable as the terms offered to anyone else.
premium If a company issues a new share for more than its nominal value, the amount above the nominal value is the premium.

proxy A proxy is a person who is appointed by a shareholder to attend a meeting and vote for that shareholder. A proxy is appointed by using a proxy form, which may be electronic. A proxy does not have to be a shareholder. A proxy can vote both on a poll and on a show of hands under the company’s articles.
proxy form A form (including an electronic form) which a shareholder uses to appoint a proxy to attend a meeting and vote for him. A proxy form is also used to instruct a proxy in terms of the number of shares in respect of which the proxy is entitled to vote and how he is to exercise the votes attaching to those shares. The proxy forms are sent out by the company and must be returned to the company before the meeting to which they relate.
quorum The minimum number of shareholders or directors who must be present before a shareholders’ or, as appropriate, directors’ meeting can start. When this number is reached, the meeting is said to be “quorate”.
rank When either capital or income is distributed to shareholders, it is paid out according to the rank (or ranking) of the shares. For example, a share which ranks ahead of (or above) another share in sharing in a company’s income is entitled to have its dividends paid first, before any dividends are paid on shares which rank below (or after) it. If there is not enough income to pay dividends on all shares, the available income must be used first to pay dividends on shares which rank first, and then to shares which rank next. The same applies for repayments of capital. Capital must be paid first to shares which rank first in sharing in the company’s capital, and then to shares which rank next. A company’s preference shares (if it has any) generally rank ahead of its ordinary shares.
recognised investment exchange An investment exchange which has been officially recognised by the UK authorities. An investment exchange is a place where investments, such as shares, are traded. The London Stock Exchange is a recognised investment exchange.
redeem, redemption and redeemable When a share is redeemed, it goes back to the company in return for a sum of money which was fixed (or calculated from a formula fixed) before the share was issued. This process is called “redemption”. A share which can be redeemed is called a “redeemable” share.
relevant system This is a term used in the legislation for a computer system which allows shares without share certificates to be transferred without using transfer forms. The CREST system for paperless share dealing is a “relevant system”.
renounces and renunciation Where a share has been allotted, but nobody has been entered on the share register for the share, it can be renounced to another person. This transfers the right to have the share registered to another person. This process is called “renunciation”.
requisition A formal process which shareholders can use to call a meeting of shareholders. Generally speaking the shareholders who want to call a meeting must hold at least 10 per cent. of the issued shares.
reserves A fund which has been set aside in the accounts of a company — profits which are not paid out to shareholders as dividends, or used up in some other way, are held in a reserve by the company.

revoke To withdraw or cancel.
share premium account If a new share is issued by a company for more than its nominal value, the amount above the nominal value is the premium and the total of these premiums is held in a reserve (which cannot be used to pay dividends) called the share premium account.
show of hands A vote where each person who is entitled to vote has just one vote, however many shares he holds.
special notice If special notice of a resolution is required by the legislation, the resolution is not valid unless the company has been told about the intention to propose it at least 28 days before the meeting at which it is proposed.
special resolution A decision reached by a majority of at least 75 per cent. of votes cast. Shareholders must be given at least 21 days’ notice of any special resolution.
special rights These are the rights of a particular class of shares as distinct from rights which apply to all shares generally. Typical examples of special rights are: where the shares rank; their rights to sharing in income and assets; and voting rights.
statutory declaration A formal way of declaring something in writing. Particular words and formalities must be used — these are laid down by the Statutory Declarations Act of 1835.
subdivide When shares are subdivided they are split into shares which have a smaller nominal amount. For example, a £1 share might be subdivided into two 50p shares.
subject to Means that something else has priority, or prevails, or must be taken into account. When a statement is subject to something this means that the statement must be read in the light of that other thing, which will prevail if there is any conflict.
subsidiary A company which is controlled by another company (for example, because the other company owns a majority of its shares) is called a subsidiary of that company. This is defined in more detail in the Companies Act.
subsidiary undertaking This is a term used by the Companies Act. It has a wider meaning than subsidiary. Generally speaking, it is a company which is controlled by another company because the other company:
•	has a majority of the votes in the company, either alone or acting with others;
•	is a shareholder who can appoint or remove a majority of the directors; or
•	can exercise dominant influence over the company because of anything in the company’s memorandum or articles or because of a certain kind of contract.
treasury shares Shares in the company which were bought by the company as provided by the legislation and which have been held by the company continuously since being bought are called treasury shares.

trustees Persons who hold property of any kind for the benefit of one or more other persons under a kind of arrangement which the law treats as a “trust”.
uncertificated form A share or other security is held in uncertificated form if no certificate has been issued for it. A share or other security held in uncertificated form is eligible for settlement in CREST or any other relevant system.
underwriting A person who agrees to buy new shares if they are not bought by other persons underwrites the share offer.
warrant or dividend warrant Similar to a cheque for a dividend.
wind up The formal process to put an end to a company. When a company is wound up, its assets are distributed. The assets go first to creditors who have supplied property and services and then to shareholders. Shares which rank above other shares in sharing in the company’s assets will receive any funds which are left over before any shares which rank after (or below) them.

ARTICLES OF ASSOCIATION
OF
ROYAL DUTCH SHELL PLC
(ARTICLES ADOPTED ON 17 May 2005
AS AMENDED BY WRITTEN RESOLUTION ON 18 July 2005
TAKING EFFECT FROM 27 July 2005)

Slaughter and May
One Bunhill Row
London EC1Y 8YY
(Ref: RJYT/RLC)
CD052140004

CONTENTS

1.	Exclusion of Table A	1

2.	Definitions	1

3.	Form of Resolution	5

4.	Rights of the A Shares and the B Shares	6

5.	Dividend Access Arrangements relating to the B Shares	6

6.	Rights of the Sterling Deferred Shares	7

7.	Rights to the Euro Deferred Shares	8

8.	Rights Attached to Shares	9

9.	Redeemable Shares	9

10.	Purchase of Own Shares	10

11.	Variation of Rights	10

12.	Pari Passu Issues	11

13.	Unissued Shares	11

14.	Payment of Commission	11

15.	Trusts Not Recognised	11

16.	Suspension of Rights Where Non-Disclosure of Interest	11

17.	Uncertificated Shares	13

18.	Right to Share Certificates	14

19.	Replacement of Share Certificates	14

20.	Execution of Share Certificates	15

21.	Company’s Lien on Shares Not Fully Paid	15

22.	Enforcing Lien by Sale	15

23.	Application of Proceeds of Sale	15

24.	Calls	16

25.	Timing of Calls	16

26.	Liability of Joint Holders	16

27.	Interest Due on Non-Payment	16

28.	Sums Due on Allotment Treated as Calls	17

29.	Power to Differentiate	17

30.	Payment of Calls in Advance	17

31.	Notice if Call or Instalment Not Paid	17

32.	Form of Notice	17

33.	Forfeiture for Non-Compliance with Notice	17

34.	Notice after Forfeiture	18

35.	Sale of Forfeited Shares	18

36.	Arrears to be Paid Notwithstanding Forfeiture	18

37.	Statutory Declaration as to Forfeiture	18

38.	Transfer	19

39.	Execution of Transfer	19

40.	Rights to Decline Registration of Partly Paid Shares	19

41.	Other Rights to Decline Registration	19

42.	No Fee for Registration	20

43.	Untraced Shareholders	20

44.	Transmission on Death	21

45.	Entry of Transmission in Register	21

46.	Election of Person Entitled by Transmission	21

47.	Rights of Person Entitled by Transmission	22

48.	Increase, Consolidation, Sub-Division and Cancellation	23

49.	Fractions	23

50.	Reduction of Capital	23

51.	Extraordinary General Meetings	23

52.	Annual General Meetings	24

53.	Convening of Extraordinary General Meetings	24

54.	Separate General Meetings	24

55.	Length and Form of Notice	24

56.	Meeting in Different Places	25

57.	Omission or Non-Receipt of Notice	27

58.	Postponement of General Meetings	27

59.	Quorum	27

60.	Procedure if Quorum Not Present	27

61.	Security Arrangements	28

62.	Chairman of General Meeting	28

63.	Orderly Conduct	28

64.	Entitlement to Attend and Speak of Directors and Others	28

65.	Adjournments	29

66.	Notice of Adjournment	29

67.	Amendments to Resolutions	29

68.	Amendments Ruled Out of Order	30

69.	Votes of Members	30

70.	Method of Voting	30

71.	Procedure if Poll Demanded	31

72.	When Poll to be Taken	31

73.	Continuance of Other Business after Poll Demand	31

74.	Votes on a Poll	31

75.	Casting Vote of Chairman	31

76.	Votes of Joint Holders	31

77.	Voting on behalf of Incapable Member	32

78.	No Right to Vote where Sums Overdue on Shares	32

79.	Objections or Errors in Voting	32

80.	Appointment of Company Representatives	32

81.	Appointment of Proxies	33

82.	Receipt of Proxies	33

83.	Maximum Validity of Proxy	34

84.	Form of Proxy	34

85.	Rights of a Proxy	34

86.	Cancellation of Proxy’s Authority	35

87.	Headquarters of the Company	35

88.	Number of Directors	35

89.	Age of Directors	35

90.	Directors’ Shareholding Qualification	36

91.	Power of Company to Elect Directors	36

92.	Power of Directors to Appoint Directors	36

93.	Identity of Directors to Retire	36

94.	Filling Vacancies	36

95.	Power of Removal by Special Resolution	36

96.	Persons Eligible as Directors	37

97.	Position of Retiring Directors	37

98.	Vacation of Office by Directors	37

99.	Alternate Directors	38

100.	Executive Directors	39

101.	Directors’ Fees	39

102.	Additional Remuneration	39

103.	Expenses	39

104.	Pensions and Gratuities for Directors	40

105.	Permitted Interests and Voting	40

106.	General Powers of Company Vested in Directors	43

107.	Borrowing Powers	43

108.	Agents	46

109.	Delegation to Individual Directors	47

110.	Official Seals	47

111.	Registers	47

112.	Provision for Employees	48

113.	Directors’ Meetings	48

114.	Notice of Directors’ Meeting	48

115.	Quorum	48

116.	Directors below Minimum through Vacancies	48

117.	Appointment of Chairman	49

118.	Competence of Meetings	49

119.	Voting	49

120.	Delegation to Committees	49

121.	Participation in Meetings by Telephone	50

122.	Resolution in Writing	50

123.	Validity of Acts of Directors or Committee	50

124.	Appointment and Removal of the Secretary	50

125.	Use of Seals	51

126.	Declaration of Dividends by Company	51

127.	Payment of Interim and Fixed Dividends by Directors	51

128.	Calculation of Dividends	51

129.	Currency of Dividends	52

130.	Amounts Due on Shares can be Deducted from Dividends	52

131.	No Interest on Dividends	52

132.	Payment Procedure	52

133.	Uncashed Dividends	53

134.	Forfeiture of Unclaimed Dividends	53

135.	Dividends Not in Cash	53

136.	Scrip Dividends	54

137.	Power to Capitalise Reserves and Funds	56

138.	Settlement of Difficulties in Distribution	57

139.	Power to Choose Any Record Date	57

140.	Records to be Kept	57

141.	Inspection of Records	57

142.	Summary Financial Statements	57

143.	Service of Notices	57

144.	Record Date for Service	58

145.	Members Resident Abroad or on Branch Registers	58

146.	Service of Notices on Persons Entitled by Transmission	58

147.	When Notice Deemed Served	59

148.	Notice When Post Not Available	59

149.	Presumption Where Documents Destroyed	60

150.	Distribution of Assets Otherwise Than in Cash	61

151.	Indemnity of Officers	61

152.	Arbitration	61

153.	Exclusive Jurisdiction	62

154.	General Dispute Resolution Provisions	63

GLOSSARY		64